Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual Meeting of Shareholders
to be held on

 May 5, 2022

To be conducted via live audio webcast at:
https://virtual-meetings.tsxtrust.com/en/1273/

March 15, 2022

Table of Contents

Notice of Annual Meeting of Shareholders	1

Shareholder and Voting Information	2

General Meeting Information	2
Meeting and Voting Information	4

Business of the Meeting	10

Financial Statements	10
Appointment of Auditors	10
Annual Election of Directors	11
Advisory Vote on Executive Compensation	23
Board Recommendations for Shareholder Voting	23

eNVIRONMENTAL, SOCIAL AND Governance	24

Letter to Shareholders	24
Environmental, Social and Governance (“ESG”) Material Focus Areas	26
Corporate Governance	27
Orientation and Continuous Development	28
Human Capital Management	28
Board and Committee Meetings	30
Board Directorship Policy	30
Director Compensation	31
Director Nomination Processes and Succession Planning	31
Executive Succession Planning	31
Ethical Business Conduct	32
Board Effectiveness	32
Shareholder Engagement	34

Board Mandate and Committees	35

Position Descriptions and Responsibilities	35
Rotation of Committee Assignments and Chairs	35

Director Compensation	38

Philosophy	38
Fees and Retainers	38
Share-Based Awards	38
Director Compensation Tables	39
Director Equity Ownership Requirements	42

Executive Compensation	43

Letter to Shareholders	43
Named Executive Officers	46
Named Executive Officer Profiles	46
Compensation & Human Resources Committee Governance	49
Aligning Executive Compensation and Shareholder Interests	50
Compensation Discussion & Analysis	53
Executive Compensation Components	55
2021 Compensation of Named Executive Officers	58
Executive Compensation Tables	62
Termination and Change of Control Benefits	66

Additional Information	69

Schedule A: Definitions	70
Schedule B: Board of Directors Continuing Education Activities	73
Schedule C: Mandate of the Board of Directors	75
Schedule D: Summary of Director Equity Plans	78
Schedule E: Annual Responsibilities of the Compensation & Human Resources Committee	79
Schedule F: Summary of the Share Award Incentive Plan	80
Schedule G: Securities Authorized For Issuance Under Equity Compensation Plans	86

Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Thursday, May 5, 2022 at 1:00 p.m. (Calgary time). The Meeting will have the following purposes:

1.      To receive the consolidated financial statements of Enerplus for the year ending December 31, 2021, together with the auditors' report on those statements;

2.            To appoint the auditors of Enerplus;

3.            To elect the directors of Enerplus;

4.            To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

5.            To conduct any other business that may properly come before the Meeting.

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1273/. The accompanying Information Circular provides detailed information on how to access the Meeting, the matters to be dealt with at the Meeting and the voting process (including the voting deadline), as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as information regarding Enerplus' director nominees, executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 15, 2022,

“David A. McCoy”

David A. McCoy

Vice-President, General Counsel & Corporate Secretary

1

SHAREHOLDER AND VOTING INFORMATION

Shareholder and Voting Information

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus Corporation (“Enerplus”, the “Company”, “we” or “our”) for use at the Enerplus’ 2022 Annual Meeting of Shareholders (the “Meeting”). Solicitation of proxies may be made through the mail, by telephone, in person or virtually during the meeting by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 15, 2022 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in U.S. dollars (“USD”). For the year ending December 31, 2021, the Company elected to change its reporting currency from Canadian dollars to U.S. dollars because the majority of the Company’s crude oil and natural gas properties are located in the U.S. The change in reporting currency is a voluntary change, accounted for retrospectively. Refer to Schedule A for definitions of certain capitalized and abbreviated terms used throughout this document.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol "ERF". As at March 15, 2022, there were 242,768,579 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities representing 10% or more of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for 30 days or more, notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations

Enerplus' by-laws require advance notice for nomination of directors for consideration at a Shareholders’ meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus' by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus' by-laws is available under Enerplus' profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated financial statements and management's discussion and analysis for the year ending December 31, 2021, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus' website at www.enerplus.com, or may be obtained without charge upon request to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

2

SHAREHOLDER AND VOTING INFORMATION

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2021.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2021 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, no “informed person” of Enerplus (as defined in applicable securities laws), and none of the directors, proposed directors, or executive officers of Enerplus, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Financial Measures and Other Financial Measures

This Information Circular references “net debt”, “net debt to adjusted funds flow ratio" and “free cash flow” which do not have standardized meanings or definitions prescribed by U.S. GAAP. For more information regarding these terms, readers are referred to the discussion under the headings “Non-GAAP Financial Measures” and “Other Financial Measures” in Enerplus' management's discussion and analysis for the year ending December 31, 2021 available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This Information Circular also references “debt adjusted shares”, which does not have a standardized meaning or definition prescribed by U.S. GAAP but which is used by Enerplus in this Information Circular as part of an internal performance metric, and which is defined in Schedule A to this Information Circular.

Presentation of Oil and Gas Information

Readers are referred to the discussion under the heading “Presentation of Oil and Gas Reserves, Contingent Resources, and Production Information” in Enerplus' annual information form for the year ending December 31, 2021 (available on the Company’s website at www.enerplus.com and under its profile on SEDAR at www.sedar.com, or part of its 40-F filing on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This Information Circular also contains information about Enerplus' F&D and FD&A costs. For additional information on Enerplus' F&D and FD&A costs, see Enerplus' news release dated February 24, 2022 (available on the Company’s website and under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

3

SHAREHOLDER AND VOTING INFORMATION

Meeting and Voting Information

Registered and Beneficial Shareholders

In this Information Circular, the terms Registered Shareholder and Beneficial Shareholder are frequently used. You are a Registered Shareholder if the Common Shares you own are registered directly in your name. You are a Beneficial Shareholder if the Common Shares you own are registered for you in the name of an intermediary such as a broker, bank, trust company or other nominee (each, an "Intermediary").

Record Date

Every Shareholder at the close of business on March 18, 2022, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chair of the Meeting may permit, establishes ownership of the Common Shares and demands that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus’ profile at www.sedar.com, at www.sec.gov or at www.enerplus.com.

In connection with the Meeting, Enerplus has delivered the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a form of proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus' consolidated financial statements for the year ending December 31, 2021 and accompanying management's discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to "objecting beneficial owners". Enerplus is not sending any Meeting materials directly to "non-objecting beneficial owners".

Attending the Virtual Only Meeting

The Meeting will be held in a virtual only format via live audio webcast. Instructions on voting at the Meeting can be found below under the heading “Instructions on Voting at the Virtual Meeting”.

In order to vote and participate at the Meeting, you must either be a Registered Shareholder or a duly appointed proxyholder. In order for Beneficial Shareholders to be a duly appointed proxyholder, they must duly appoint themselves as a proxyholder, as described under “Appointing a Proxy” below. Beneficial Shareholders who have not duly appointed themselves as a proxyholder (including those who have appointed Enerplus’ management nominees as proxyholder) will still be able to attend the Meeting online as a guest, but will not be able to vote or participate in the Meeting, as explained in more detail below.

Registered Shareholders entitled to vote at the Meeting (i.e., registered Shareholders as of the Record Date or transferee registered Shareholders as described under “Record Date” above) and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) will have an equal opportunity to attend, vote and participate at the Meeting online regardless of their geographic location.

4

SHAREHOLDER AND VOTING INFORMATION

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1273/. Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may enter the Meeting by clicking "I have a control number/meeting access number" and entering a valid control number and the password "enerplus2022" (case sensitive) before the start of the Meeting.

Guests (including Beneficial Shareholders who have not duly appointed themselves as a proxyholder) can log in to the Meeting by clicking "I am a guest" and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

See "Instructions on Voting at the Virtual Meeting" for additional information on voting at the Meeting and "Appointing a Proxy" for additional information on appointing yourself or a third party as a proxyholder and registering with TSX Trust.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure that you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. MST on May 5, 2022, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting, at 12:30 p.m. MST. It is recommended that you log in online at least 15 minutes before the Meeting starts to allow ample time for online check-in procedures.

You will need the latest version of Chrome, Safari, Edge or Firefox to access the Meeting online. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols, including firewalls and VPN connections, may block access to the TSX Trust platform. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

Appointing a Proxy

A form of proxy or voting instruction form, each referred to below as a “Form of Proxy”, accompanies this Information Circular. The persons named in the Form of Proxy furnished by Enerplus are officers and/or directors of Enerplus. A Shareholder submitting a Form of Proxy has the right to appoint a person (who does not have to be a Shareholder), other than the Enerplus management designees identified in the Form of Proxy furnished by Enerplus, to act as their proxy and represent them at the Meeting.

In order for a Shareholder to appoint the Enerplus management designees as their proxyholder to represent them and vote on their behalf at the Meeting, simply follow the instructions for completing such Form of Proxy and direct the voting of your Common Shares by such proxyholder at the Meeting in the manner described below under “Instructions on Voting at the Virtual Meeting”.

Shareholders who wish to appoint a person other than the Enerplus management designees identified in the Form of Proxy (including a Beneficial Shareholder who wishes to appoint themself as proxyholder) to represent them at the Meeting MUST submit their Form of Proxy appointing such proxyholder to TSX Trust, in the case of Registered Shareholders, or their broker or other intermediary, in the case of Beneficial Shareholders. To exercise this right, a Shareholder should insert the name of the person being appointed as proxyholder in the blank space provided on the Form of Proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the Shareholder's Common Shares are to be voted. Shareholders must ALSO register their proxyholder with TSX Trust, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Form of Proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote or ask questions at the Meeting. To summarize:

5

SHAREHOLDER AND VOTING INFORMATION

Step 1: Submit your Form of Proxy: To appoint a proxyholder other than Enerplus’ management designees, insert such person's name in the blank space provided in the Form of Proxy and follow the instructions for submitting such Form of Proxy. This must be completed prior to registering such proxyholder.

Step 2: Register your proxyholder: To register a proxyholder, Shareholders must contact TSX Trust by going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form or by calling 1-866-751-6315 (in North America) or 1-212-235-5754 outside North America by 1:00 p.m. MST on Wednesday, May 4, 2022, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) before the time and date of the adjourned or postponed Meeting, and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a control number via email.

Validly appointed proxyholders will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform as follows:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/en/1273/ at least 15 minutes before the Meeting starts.

Step 2: Click "I have a control number/meeting access number" and then enter your control number and password "enerplus2022" (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. Except as described below with respect to certain "broker non-votes" in the case of Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus where Enerplus management nominees are appointed as proxy, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made. See “Broker Non-Votes under NYSE Rules” below.

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning a Form of Proxy

To be valid, a Form of Proxy must be received by TSX Trust (either directly, in the case of a Registered Shareholder, or through a broker or other intermediary, in the case of a Beneficial Shareholder), at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to TSX Trust in advance of the Proxy Deadline.

Notwithstanding the foregoing, the Chair of the Meeting may, in his or her sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline.

Instructions on Voting at the Virtual Meeting

How to vote depends on whether you are a Registered Shareholder or Beneficial Shareholder. As noted above, you are a Registered Shareholder if the Common Shares you own are registered directly in your name, and you are a Beneficial Shareholder if the Common Shares you own are registered for you in the name of an Intermediary such as a broker, bank, trust company or other nominee. Shareholders are entitled to vote on all matters as described in the Form of Proxy.

6

SHAREHOLDER AND VOTING INFORMATION

Registered Shareholders

Registered Shareholders may vote their Common Shares in the following ways:

(1)	in advance of the Meeting either:

By mail – Complete, sign, date and return the Form of Proxy in the envelope provided, or

By internet or telephone – Follow the instructions included on the Form of Proxy, or

(2)	during the Meeting by voting online through the live audio webcast platform. Registered Shareholders who want to attend the Meeting and vote online during the Meeting should not complete the Form of Proxy and should instead follow the instructions below:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/en/1273/ at least 15 minutes before the Meeting starts.

Step 2: Click "I have a control number" and then enter your control number and password "enerplus2022" (case sensitive) and complete an online ballot during the Meeting. The control number is located on the Form of Proxy or in the email notification you received from TSX Trust.

If you are a Registered Shareholder and plan to attend the Meeting and vote online, it is not necessary to complete the Form of Proxy since you will be voting at the Meeting by voting online through the live audio webcast platform. If you use your control number to log in to the Meeting and you have previously completed and submitted a Form of Proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting will revoke any Form of Proxy you previously submitted.

Beneficial Shareholders

Beneficial Shareholders are Shareholders whose Common Shares are not held in their own name but in the name of an Intermediary. As such, the Intermediary will be the entity legally entitled to vote the Common Shares held by such Beneficial Shareholders and must seek such Beneficial Shareholders' instructions as to how to vote such Beneficial Shareholders' Common Shares.

A Beneficial Shareholder may vote their Common Shares in two ways:

(1)	in advance of the Meeting by appointing a proxyholder (being either the Enerplus management designees named in the Form of Proxy or another person, who does not have to be a Shareholder, as described above under “Appointing a Proxy”) and submitting their voting instructions either:

By mail – Complete, sign, date and return the Form of Proxy provided with this Information Circular to the Intermediary in the envelope provided, or

By internet or telephone – Follow the instructions included on the Form of Proxy, or

(2)	during the Meeting by voting online through the live audio webcast platform, BUT ONLY if such Beneficial Shareholder has duly appointed themselves as proxyholder AND has registered as proxyholder with TSX Trust in order to receive a control number, as described above under “Appointing a Proxy”. Beneficial Shareholders who have duly appointed themselves as a proxyholder that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform as follows:

Step 1: Log in online at https://virtual-meetings.tsxtrust.com/en/1273/ at least 15 minutes before the Meeting starts.

Step 2: Click "I have a control number/meeting access number" and then enter your control number and password "enerplus2022" (case sensitive). Proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholder) who have been duly appointed and registered with TSX Trust will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

7

SHAREHOLDER AND VOTING INFORMATION

Beneficial Shareholders who do not plan to attend the Meeting can either mark their voting instructions on the Form of Proxy or appoint another person as their proxyholder to attend the Meeting and vote their Common Shares for them. Beneficial Shareholders who appoint a proxyholder other than the Enerplus management designees on the Form of Proxy must submit their Form of Proxy appointing that proxyholder by following the instructions on the Form of Proxy AND register that proxyholder in the manner described above. TSX Trust will then provide the proxyholder with a control number by email after the proxy voting deadline has passed. The control number is the proxyholder's username for the purposes of logging into the Meeting. See "Appointing a Proxy" for additional information on appointing a proxyholder and registering your proxyholder with TSX Trust.

If you are a Beneficial Shareholder and wish to vote at and participate in the Meeting through the live audio webcast platform, you must insert your own name in the space provided on the Form of Proxy sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as further described under "Appointing a Proxy" above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. TSX Trust will then provide you with a control number that will act as your online sign-in credentials by email after the proxy voting deadline has passed. The control number is your username for the purposes of logging into the Meeting. It is not necessary to complete the Form of Proxy in any other respect, since such you will be voting at the Meeting by voting online through the live audio webcast platform.

Failing to register your proxyholder with TSX Trust will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at or participate in the Meeting but will only be able to attend as a guest.

Beneficial Shareholders, except those that have previously informed their Intermediary that they do not wish to receive material relating to shareholders' meetings, will have received a Form of Proxy from such Intermediary, together with a Form of Proxy. The Form of Proxy contains instructions on how to complete the form, where to return it to and the deadline for returning it, which may be earlier than the deadline for Registered Shareholders. It is important that you read and follow the instructions on the Form of Proxy in order to have your vote count. If you are unsure about anything in such voting instructions, contact your Intermediary through which you hold your Common Shares.

Beneficial Shareholders who have provided voting instructions to their Intermediary and change their mind about how they want to vote, or who decide to attend the Meeting and vote online, must contact their Intermediary to find out what to do.

If you are a Beneficial Shareholder and you have previously appointed yourself as proxyholder and completed and submitted a Form of Proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting as a duly appointed proxyholder will revoke any Form of Proxy you previously submitted.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to TSX Trust by close of business on the last business day preceding the Meeting or any adjournment(s) thereof. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder. Registered Shareholders who log in to the Meeting using their control number and vote during the Meeting will revoke any and all previously submitted proxies by voting on the online ballot.

Only Registered Shareholders have the right to revoke a Form of Proxy at the Meeting. If you are a Beneficial Shareholder, contact your Intermediary to revoke your voting instructions.

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SHAREHOLDER AND VOTING INFORMATION

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, certain brokers who hold Common Shares on behalf of their clients do not have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding Common Shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not provide instructions to your broker on how to vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus' auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

9

BUSINESS OF THE MEETING

Business of the Meeting

Financial Statements

The consolidated financial statements for the year ending December 31, 2021, together with the auditor’s report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus' SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Appointment of Auditors

Shareholders will be asked to appoint KPMG as auditors of Enerplus until the next annual meeting of Shareholders. KPMG are currently the auditors of Enerplus and were first appointed effective May 31, 2017.

The resolution to appoint KPMG as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person (including virtually) or represented by proxy at the Meeting. The Board of Directors recommends that you vote FOR the appointment of KPMG as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of KPMG as auditors of Enerplus.

The following table reflects the fees billed by KPMG for professional services rendered in respect of the last two fiscal years:

Fee Type	2021	2020
	($000s)	($000s)
Audit fees(1)	897.6	690.2
Audit-related fees(2)	-	-
Tax fees(3)	190.0	24.2
All other fees(4)	-	-
Total	1,087.6	714.4

Notes:

1.	Audit fees were for professional services rendered for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

2.	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under “Audit fees” above.

3.	Tax fees were for tax compliance, tax advice and tax planning and review to identify recovery opportunities.

4.	All other fees are related to products and services other than those described as "Audit fees" and "Tax fees".

10

BUSINESS OF THE MEETING

Annual Election of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. Eight of the current nine directors are independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one is a non-independent director, being Mr. Ian C. Dundas, who is the CEO of Enerplus. All nine current directors are being proposed for re-election at the Meeting.

The term of office for each director is from the date at which they are elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee's qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the “Director Skills Matrix” section below.

Based on the recommendation of the Corporate Governance & Nominating Committee, the Board has fixed the number of directors to be elected at the Meeting at nine, and the nine individuals named under the “Director Nominee Profiles” section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason prior to the Meeting, that a director nominee is unable to serve on the Board, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
Hilary A. Foulkes(1)	2014	64	Board Chair	1
Judith D. Buie	2020	52	Audit & Risk Management Committee Corporate Governance & Nominating Committee Reserves, Safety & Social Responsibility Committee	1
Karen E. Clarke-Whistler	2018	66	Compensation & Human Resources Committee Corporate Governance & Nominating Committee Reserves, Safety & Social Responsibility Committee	2
Ian C. Dundas	2013	54	None	1
Mark. A. Houser	2022	60	Audit & Risk Management Committee Compensation & Human Resources Committee Reserves, Safety & Social Responsibility Committee	1
Robert B. Hodgins	2007	70	Compensation & Human Resources Committee Corporate Governance & Nominating Committee (Chair)	4
Susan M. MacKenzie	2011	61	Compensation & Human Resources Committee (Chair) Reserves, Safety & Social Responsibility Committee	4
Jeffrey W. Sheets	2017	64	Audit & Risk Management Committee (Chair) Compensation & Human Resources Committee	3
Sheldon B. Steeves	2012	68	Audit & Risk Management Committee Reserves, Safety & Social Responsibility Committee (Chair)	3

Note:

1.	As Board Chair during 2021, Ms. Foulkes attended and participated in Board Committee meetings in an ex officio capacity.

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BUSINESS OF THE MEETING

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director's employment history, educational qualifications, their Enerplus Board and Committee participation, other current public company directorships, and security holdings in Enerplus. As part of regular Board renewal, Committee participation of some directors changed during the year. Each member’s Committee position reflects the role the respective member held during the time of their membership on each Committee. Similarly, the number of meetings held reflects the period during which the director was a member of each respective Committee.

Below is a summary of demographic characteristics of the independent nominees.

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BUSINESS OF THE MEETING

Ms. Foulkes has over 35 years of oil and gas experience combining upstream operations, strategic planning, and investment banking. She founded the Canadian platform of Tudor, Pickering, Holt, & Co. Securities, a global energy advisory firm, in 2014 and currently serves as a senior advisor to that company. Ms. Foulkes held a number of executive roles with a large, public Canadian oil and gas producer from 2008 to 2012, including Executive Vice President and Chief Operating Officer. Ms. Foulkes was a Managing Director at a private investment bank and then Scotiabank from 2000 to 2008, and for the prior 20 years, held various upstream exploration and operational roles with increasing leadership responsibilities and strategic focus.

Ms. Foulkes chairs a national not-for-profit board which supports STEM education for Canadian youth. She holds an Honours Bachelor of Science (Earth Sciences) degree from the University of Waterloo, is a member of the Canadian Association of Petroleum Geologists, the Institute of Corporate Directors and a lifetime member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA).

Other Public Board Directorships	Committee Position(s)
Nil

Note:

1.	Ms. Foulkes was a director of Parallel Energy Trust (“Parallel”), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on March 1, 2016. Parallel filed an assignment in bankruptcy and proceedings under the CCAA were terminated in March 2016.

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BUSINESS OF THE MEETING

Ms. Buie has spent over 30 years in the upstream oil and gas business leading business development initiatives and managing oil and gas assets through different commodity and life cycles. From 2012 to 2017, Ms. Buie was Co-President and Senior Vice President Engineering for RPM Energy Management LLC, a private company which worked exclusively with KKR, a leading global investment firm, to evaluate and manage oil and gas investments. Prior to RPM, Ms. Buie held a variety of leadership and technical positions with Newfield Exploration Company from 2001 to 2011, and prior thereto she served in various technical roles at BP, Vastar Resources and ARCO. Ms. Buie currently serves on the board of a private oil and gas company. She also serves as an oil and gas industry advisor. Ms. Buie received a Bachelor of Science degree in Chemical Engineering from Texas A&M University.

Other Public Board Directorships	Committee Position(s)
Nil

Note:

1.	From February 2019 to April 2021, Ms. Buie was a director of Sundance Energy Australia Ltd., and subsequently Sundance Energy Inc. (“Sundance”), a US-based oil and gas company, which filed for voluntary Chapter 11 protection in the U.S. Bankruptcy Court for the Southern District of Texas on March 9, 2021. The filing was initiated with the support of Sundance’s lenders under a prepackaged plan of reorganization. On April 23, 2021, Sundance emerged from Chapter 11 protection as a privately held oil and gas company based in Denver.

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BUSINESS OF THE MEETING

Karen E. Clarke-Whistler

B.Sc. (Biology),
M.Sc. (Land Resource Science)
Director since December 2018
Age 66
Toronto, Ontario, Canada
Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	2/2	100%
Compensation & Human Resources Committee	Member	5/5	100%
Corporate Governance & Nominating Committee	Member	2/2	100%
Reserves, Safety & Social Responsibility Committee	Member	2/2	100%
Safety & Social Responsibility Committee	Member	2/2	100%

Most Significant Areas of Expertise

- ✓ Capital markets
- ✓ Change management
- ✓ ESG oversight, including health & safety
- ✓ Global experience
- ✓ Stakeholder relations

Shareholder Approval Rating

99.26%

(May 2021 Enerplus Annual Meeting)

Current Equity Holdings

Units
Value

Common Shares	5,000 shares / $61,158 value
Director RSUs	nil
DSUs	68,534 units / $840,226 value
Total	**73,534 shares/units / $901,384 value**

Ms. Clarke-Whistler has over 30 years of experience in strategic management of environmental and social issues. In late 2018, she retired as Chief Environment Officer of TD Bank Group, a position she held for ten years. Prior to that she spent 20 years as an environmental consultant to energy, resource development and financial clients in the Americas, Europe and Africa. She began her consulting career with Beak Consultants Limited in 1985 where she progressed over a ten-year period to Senior Principal and President. She then joined Golder Associates where she was a partner in the Sustainable Development practice until 2008. Ms. Clarke-Whistler joined the board of directors of a public company, Altius Renewable Royalties Corp., on August 5, 2021. She has served on a number of private and not-for-profit boards and is currently on the board of directors of one private company.

Ms. Clarke-Whistler received a B.Sc. in Biology from the University of Toronto, an M.Sc. in Land Resource Science from the University of Guelph, and the ICD.D designation from the Institute of Corporate Directors. She has twice been recognized as one of Canada’s “Clean16” in recognition of her contribution to clean capitalism in the financial sector.

Other Public Board Directorships	Committee Position(s)
Altius Renewable Royalties Corp. (TSX)	Corporate Governance Committee (Chair)

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BUSINESS OF THE MEETING

Ian C. Dundas

B.Comm, LL.B.
Director since July 2013
Age 54
Calgary, Alberta, Canada
Non-Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%

Shareholder Approval Rating

99.21%

(May 2021
Enerplus Annual Meeting)

Current Equity Holdings

Units

Value

Common Shares	310,752 shares / $4,841,404 value
RSUs	223,780 units / $2,743,543 value
Total	**534,532 shares/units / $7,584,947 value**

Mr. Dundas became President and Chief Executive Officer of Enerplus on July 1, 2013.

He joined the Company in 2002 as Vice President of Business Development, responsible for corporate acquisition and divestment strategies. In 2010, his role expanded to that of Executive Vice-President. In 2011, Mr. Dundas was appointed Executive Vice President and Chief Operating Officer, where he oversaw the development and execution of the company’s operational strategies, strategic planning, marketing and reserves, as well as acquisitions and divestments. As President and Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Business Council of Alberta, Board Member of the American Exploration & Production Council (AXPC) and on the Board of Governors of the Canadian Association of Petroleum Producers (CAPP). He has been an active volunteer in numerous charitable endeavors, including serving as Co-chair of the Calgary YMCA Power of Potential campaign. He was a member of the Business Council of Canada and has served on the board of numerous private and public companies.

Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

Other Public Board Directorships	Committee Position(s)
Nil

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BUSINESS OF THE MEETING

Mark A. Houser[1]

B.Sc. (Petroleum Engineering), MBA

Director since March 2022

Age 60

Houston, Texas, USA

Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	n/a	n/a
Audit & Risk Management Committee	Member	n/a	n/a
Compensation & Human Resources Committee	Member	n/a	n/a
Safety & Social Responsibility Committee	Member	n/a	n/a

Most Significant Areas of Expertise

- ✓ Business development, mergers & acquisitions, and strategic planning
- ✓ Enterprise management
- ✓ Human capital management
- ✓ Oil & gas industry experience
- ✓ Reserves evaluation

Shareholder Approval Rating

(May 2021 Enerplus Annual Meeting)

Mr. Houser was appointed to the Board on March 15, 2022 and therefore did not stand for election at the May 2021 Enerplus Annual Meeting.

Current Equity Holdings

Units
Value

■	Common Shares	nil
■	Director RSUs	nil
■	DSUs	7,957 units / $97,553 value
	Total	**7,957 shares/units / $97,553 value**

Mr. Houser is the founder and principal of Symphero Energy Solutions, LLC, an advisory services company in the oil and gas and renewable energy development markets. From 2015 to 2021, he served as Chief Executive Officer of University Lands, which manages the surface and mineral interests of 2.1 million acres of land in West Texas. Prior to that, he held multiple executive roles for Enervest, Ltd. from 1999 to 2015, including Executive Vice President and Chief Operating Officer. Mr. Houser served in a variety of executive and senior management roles with Occidental Petroleum & Canadian Occidental Petroleum, Ltd. from 1989 to 1999. He began his career in 1984 with Kerr-McGee Corporation in various production and reservoir engineering positions.

Mr. Houser currently serves on the Investment Committee for a privately held oil and gas investment firm. He also serves on the Board of Directors of the Houston Methodist Hospital System and is a member of the Board of Stewards of Chapelwood United Methodist Church. He received a Bachelor of Science degree in Petroleum Engineering from Texas A&M University, College Station Texas, and an MBA from Southern Methodist University.

Other Public Board Directorships	Committee Position(s)
Nil

Note:

1.	Mr. Houser was a director of EV Energy Partners, LP (EVEP), a United States-based upstream oil and gas master limited partnership, which commenced Chapter 11 bankruptcy proceedings on April 2, 2018. Mr. Houser ceased to be a director of EVEP in June 2018 when the proceedings were complete and EVEP emerged as Harvest Oil and Gas Corp.

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BUSINESS OF THE MEETING

Robert B. Hodgins[1]

B.A., Honours (Business), CPA, CA
Director since November 2007
Age 70
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Chair	2/2	100%
Compensation & Human Resources Committee	Member	5/5	100%
Corporate Governance & Nominating Committee	Chair	3/3	100%

Most Significant Areas of Expertise

- ✓ Business development, mergers & acquisitions, and strategic planning
- ✓ Capital markets
- ✓ Finance and accounting
- ✓ Oil & gas industry experience
- ✓ Stakeholder relations

Shareholder Approval Rating

86.17%

(May 2021 Enerplus Annual Meeting)

Current Equity Holdings

Units

Value

Common Shares	37,373 shares / $565,222 value
Director RSUs	16,742 units / $205,257 value
DSUs	67,548 units / $870,172 value
Total	**121,663 shares/units / $1,640,651 value**

Mr. Hodgins has held a part-time, non-officer position of Senior Advisor, Investment Banking at Canaccord Genuity Corp. since September 2018, and has been an independent businessman since November 2004. Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a TSX and NYSE-listed diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998. Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee and Governance Committee
GranTierra Energy Inc. (TSX/NYSE)	Board Chair, Audit Committee, Compensation Committee, and Governance Committee
MEG Energy Corp. (TSX)	Audit Committee (Chair), Governance and Nominating Committee

Note:

1.	Mr. Hodgins was a director of Skope Energy Inc. (“Skope”) from December 15, 2010 to February 19, 2013. On November 12, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the CCAA to implement a restructuring, which was approved by the required majority of Skope’s creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February 2013.

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BUSINESS OF THE MEETING

Susan M. MacKenzie

B.Eng. (Mechanical), MBA
Director since July 2011
Age 61
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Compensation & Human Resources Committee	Chair	5/5	100%
Corporate Governance & Nominating Committee	Chair	1/1	100%
Reserves, Safety & Social Responsibility Committee	Member	2/2	100%
Safety & Social Responsibility Committee	Member	2/2	100%

Most Significant Areas of Expertise

- ✓ Enterprise management
- ✓ Enterprise risk management
- ✓ Global experience
- ✓ Human capital management
- ✓ Oil & gas industry experience

Shareholder Approval Rating

97.91%

(May 2021 Enerplus Annual Meeting)

Current Equity Holdings

Units

Value

Common Shares	6,450 shares / $97,071 value
Director RSUs	15,130 units / $185,494 value
DSUs	102,331 units / $1,296,605 value
Total	**123,911 shares/units / $1,579,170 value**

Ms. MacKenzie is a corporate director. Previously, she was an independent business consultant. Prior thereto, Ms. MacKenzie was Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice President of Human Resources and Vice President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a lifetime member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Governance, Nominating and Compensation Committee and Reserves Committee
MEG Energy Corp. (TSX)	Human Capital and Compensation Committee and Health, Safety and Environment and Reserves Committee
Precision Drilling Corporation (TSX/NYSE)	Human Resources and Compensation Committee and Corporate Governance, Nominating and Risk Committee (Chair)

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BUSINESS OF THE MEETING

Jeffrey W. Sheets

M.B.A. Finance,
BSc. Chemical Engineering
Director since December 2017
Age 64
Houston, Texas, USA
Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Chair	4/4	100%
Compensation & Human Resources Committee	Member	3/3	100%
Reserves Committee	Member	2/2	100%
Safety & Social Responsibility Committee	Chair	2/2	100%

Most Significant Areas of Expertise

- ✓ Business development, mergers & acquisitions, and strategic planning
- ✓ Capital markets
- ✓ Global experience
- ✓ Finance and accounting
- ✓ Oil & gas industry experience

Shareholder Approval Rating

99.33%

(May 2021 Enerplus Annual Meeting)

Current Equity Holdings

Units
Value

Common Shares	24,198 shares / $296,433 value
Director RSUs	30,742 units / $376,897 value
DSUs	20,867 units / $255,829 value
Total	**75,807 shares/units / $929,159 value**

Mr. Sheets served as Executive Vice President and Chief Financial Officer of ConocoPhillips Company (ConocoPhillips) from October 2010 to February 2016. Mr. Sheets was associated with ConocoPhillips and its predecessor companies for more than 35 years and served in a variety of roles, including Senior Vice President, Planning and Strategy as well as Vice President & Treasurer. He began his career in 1980 as a process engineer with Phillips Petroleum Company. Mr. Sheets also serves on the Board of Directors of Schlumberger Limited and Westlake Chemical Corporation and is a former director of DCP Midstream Partners LP. Mr. Sheets received a Bachelor’s degree in Chemical Engineering from the Missouri University of Science and Technology and an M.B.A. from the University of Houston. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

Other Public Board Directorships	Committee Position(s)
Schlumberger Limited (NYSE)	Audit Committee and Compensation Committee (Chair)
Westlake Chemical Corporation (NYSE)	Audit Committee, Compensation Committee, Corporate Risk Committee, and Nominating and Governance Committee (Chair)

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BUSINESS OF THE MEETING

Sheldon B. Steeves

B.Sc. (Geology)
Director since June 2012
Age 68
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2021)

Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	2/2	100%
Corporate Governance & Nominating Committee	Member	1/1	100%
Reserves Committee	Chair	2/2	100%
Reserves, Safety & Social Responsibility Committee	Chair	2/2	100%
Safety & Social Responsibility Committee	Member	2/2	100%

Most Significant Areas of Expertise

- ✓ Business development, mergers & acquisitions, and strategic planning
- ✓ Enterprise management
- ✓ Oil & gas industry experience
- ✓ Reserves evaluation

Shareholder Approval Rating

99.08%

(May 2021 Enerplus Annual Meeting)

Current Equity Holdings

Units
Value

Common Shares	1,600 shares / $23,932 value
Director RSUs	30,742 units / $376,897 value
DSUs	88,272 units / $1,100,724 value
Total	**120,614 shares/units / $1,501,553 value**

Mr. Steeves has over 40 years of experience in the North American oil and gas industry and is currently a corporate director. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private oil and gas company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Environment, Social and Governance Committee (Chair) and Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair), Governance and Compensation Committee and Audit Committee

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BUSINESS OF THE MEETING

Majority Voting for Directors

Pursuant to Enerplus' majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit their resignation to the Board immediately, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Board determination must be made within 90 days of the Meeting. The Board will be expected to accept the resignation except in exceptional circumstances. In determining whether or not to accept the resignation, the Board will consider the Committee's recommendation and such other factors it considers relevant before deciding whether to accept the nominee's offer to resign. Enerplus will announce the decision by way of a press release, a copy of which will be provided to the TSX. If the Board determines not to accept a resignation, the press release will include the reasons for that decision. No nominee who is required to tender their resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee’s resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

A copy of Enerplus’ majority voting policy is available on the Company’s website at www.enerplus.com.

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BUSINESS OF THE MEETING

Advisory Vote on Executive Compensation

At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus' approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the “Compensation Discussion & Analysis” section of this Information Circular, which discusses Enerplus' compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus’ ongoing commitment to corporate governance, the Board has approved the inclusion of a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company’s 2021 annual meeting, 92.94% of the votes cast by Shareholders approved of Enerplus’ approach to executive compensation.

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus' board of directors, that the Shareholders accept Enerplus' approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 15, 2022.”

The Board of Directors recommends that you vote FOR the advisory resolution approving Enerplus' approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus' approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of KPMG LLP as auditors of Enerplus	FOR
Election of management nominees as directors of Enerplus	FOR
Advisory, non-binding, vote accepting Enerplus' approach to executive compensation	FOR

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

eNVIRONMENTAL, SOCIAL AND Governance

Letter to Shareholders

Dear Fellow Shareholder,

Enerplus recognizes its obligation to be an environmentally conscious, ethical and responsible hydrocarbon producer. Operating in accordance with these high standards is essential to continuing to meet, and exceed, the expectations of the general public, industry stakeholders and you, our shareholders. In the past year, Enerplus has made significant progress in several areas of its business that reflect its commitment to environmental, social and governance (“ESG”) excellence.

Governance

Enerplus has long maintained that the foundation of any successful enterprise is the adoption and observance of corporate governance best practices. This commitment has been extended to include ESG oversight, reporting, and disclosure. Enerplus has aligned its ESG reporting and disclosure to the Sustainability Accounting Standards Board (“SASB”) standards.

Enerplus performed an ESG materiality assessment in 2020, in which we identified six material factors. In 2021, we aligned our Board committee structure and charters to incorporate oversight of our material ESG factors, as described below.

Noteworthy governance achievements during 2021 included:

✓	Consolidating the Board committee construct to better align the Board’s structure with the business of Enerplus.

✓	Aligning our ESG material focus areas with specific and newly formed Board committees to ensure proper Board oversight. Our oversight framework is illustrated below and detailed under “Board Mandate and Committees”. While the Audit & Risk Management Committee does not have specific responsibility for any of the six material ESG factors, the committee is responsible for assessing corporate risks and therefore shares responsibility for the oversight of all of Enerplus’ material ESG factors.

✓	Several diversity, equity and inclusion (“DE&I”) initiatives including: using survey tools to measure employee sentiment relative to inclusion, debiasing our people processes through the use of a recruitment tool technology and introduction of a progressive, leading edge flexible employee work location pilot. Additional information is included under “Human Capital Management”.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

✓	Increased shareholder engagement opportunities that saw members of management and the Board meet with 47 shareholders representing approximately 54% of our issued and outstanding Common Shares to discuss such matters as our plans for DE&I, ESG, executive compensation, enterprise risk and our financial and operational results. Our 2021 engagement activities are further described under “Shareholder Engagement”.

Environmental

During 2021, our environmental focus has led us to:

✓	Refinance our bank credit facility into a sustainability linked facility which integrates our emissions reduction, freshwater use reduction, and health & safety targets into our bank credit facility. Successfully exceeding our targets would allow us to reduce the interest paid on our credit facility, while missing our targets would result in higher fees.

✓	Align our public disclosure with the reporting requirements of the Task Force on Climate-Related Financial Disclosures by publishing our first annual Task Force on Climate-Related Financial Disclosures Aligned Reporting Table in conjunction with our annual ESG Report.

✓	Execute several successful emissions reduction projects including the installation of vapour recovery units on new well pads in North Dakota and replacing high bleed pneumatic devices in our Canadian operations, resulting in an approximately 25% reduction to GHG emissions intensity (Scope 1 and 2), compared to our 2019 baseline. This continues our progression towards achievement of our long-term emission target of a 50% reduction in GHG emissions intensity (Scope 1 and 2) by 2030, compared to our 2019 baseline.

✓	Achieved our mid-term methane target of reducing methane intensity by 20%, relative to our 2019 baseline.

✓	Reduce our use of fresh water per well completion by 31% in North Dakota, compared to our 2019 baseline.

Social

Our numerous social responsibility achievements include continued improvement of the Company safety performance and supporting local communities. Company safety performance outcomes relative to targets is discussed below under “2021 Corporate Performance Summary”. In 2021, we expanded our community investment and stakeholder outreach on the FBIR in North Dakota. Those activities included participation and support for:

✓	Engaging with more than 75 tribal-affiliated businesses in providing approximately $220 million of operational services on FBIR, enabling those tribal contractors and their staff to share in the economic prosperity and development of their ancestral lands.

✓	Attending cultural/safety events and providing donations benefiting the Three Affiliated Tribes on the FBIR including: six pow wows, several tribal conferences and forums plus charitable giving to fundraisers including the American Indian Cancer Association.

✓	Supporting the Three Affiliated Tribes tribal safety and first responders including: long-time partner and financial supporter of tribal volunteer fire departments and first responders, scholarship funding for Three Affiliated Tribes personnel to attend industry safety training programs.

✓	Providing educational support to the Three Affiliated Tribes including: scholarship funding for attending the Nueta Hidatsa Sahnish College through the American Indian College Fund and funding assistance for new teacher housing near the Mandaree Public School.

As you can see, Enerplus has made significant progress to date in our ESG journey. We invite you to review our ESG Report, which is published annually on our website. Our commitment to continuous improvement in these areas of our business will ensure our enduring contribution to the social welfare of the communities we operate in, our participation in the energy transformation and climate change public discussion, and our advancement of the principles of diversity, equity and inclusion.

Sincerely,

“Hilary A. Foulkes”	“Robert B. Hodgins”

Hilary A. Foulkes	Robert B. Hodgins

Chair of the Board of Directors	Chair of the Corporate Governance & Nominating Committee

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Environmental, Social and Governance (“ESG”) Material Focus Areas

Enerplus’ core values include a commitment to develop its resources responsibly and profitably while making a positive contribution to society. The following outlines our approach to ESG.

1 Importance		2 Integration		3 Oversight

▪	Long-term company value can be materially impacted by ESG factors	▪	Identify material focus areas that could materially impact Company value	▪	Senior leadership team is involved in the identification of material focus areas and, in conjunction with the Board, in setting goals and targets

▪	Enerplus believes the integration of key ESG factors into its strategy will reduce risk and enhance long-term business resilience	▪	Establish goals and targets relative to material focus areas	▪	Material focus areas are integrated into enterprise risk management

▪	Clear, consistent disclosure of ESG information allows stakeholders to make informed decisions	▪	Integrate goals and targets throughout the organization	▪	Each material focus area has oversight from the Board with management ensuring the Board has a comprehensive understanding of the issue

Enerplus has identified six material focus areas, which are described in detail below.

Material Focus Areas

Board Constitution & Culture – Strong corporate governance is integral to the management of the organization. It instills investor confidence, encourages shareholder engagement and promotes accountability.

Greenhouse Gas Emissions – Reducing emissions intensity will allow us to develop our natural resources responsibly while ensuring Enerplus adheres to the strict regulatory regimes under which we operate.

Water Management – Deploying technology to reduce freshwater dependence through use of produced water allows us to create economic value for the Company’s operations while limiting our impact on the environment.

Health & Safety – Keeping the Company’s employees, contractors and communities safe is a fundamental corporate responsibility and it will continue to create value, efficiency and drive our culture.

Culture – The Company’s culture is an integral differentiator which drives organizational value. Continuing to foster inclusivity will benefit Enerplus’ employees and the organization.

Community Engagement – Enerplus’ ability to continue operating is closely tied to continuing to build genuine, respectful relationships in the communities where we operate.

Board oversight of these material focus areas is identified in specific Committee mandates described in the following section.

Oversight of Climate-Related Risks

Corporate risks and, in particular, climate-related risks impacting Enerplus and its business are continually monitored and are formally assessed by management semi-annually. In considering these risks, management identifies and classifies the nature of each material risk, assesses both the likelihood of occurrence and the possible timing of such occurrence, the potential impact such risk would expose the Company to, and the preventative risk mitigation measures the Company has undertaken relative to each risk.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Management, following its risk assessment, reports its findings to the Audit & Risk Management Committee. That committee is entrusted with oversight responsibility, on behalf of the Board, to ensure that management is fulfilling its obligations regarding enterprise risk management.

Corporate Governance

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE's corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus’ internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus’ corporate governance practices for the Board’s consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Strategic Planning

A key duty for the Board is to provide stewardship over the Company’s strategic planning process and its strategic plan. The Board fulfills this obligation in multiple ways. Each year management puts forward long term key areas of focus, as well as considerations of strategic topics to be discussed at the annual strategy session with the Board. The Board provides feedback and suggestions for any additional items to be incorporated in the materials. The Board and management work together to determine the Company’s optimal near and long-term strategic direction, having regard to the Company’s business and expertise, unique competitive advantages, market opportunities, commodity price forecasts, and other various but relevant macroeconomic factors and capital markets trends.

Board members then attend an annual strategy session with management to examine the impact of these previously determined topics and areas of focus including scenarios, sensitivities and options. The Board actively debates the underlying assumptions and strategy provided and provides feedback, which management then incorporates into its strategic plan. Throughout the year management provides updates to the Board to ensure continued alignment and allows the Board to monitor activities throughout the year.

Participating in the generation of the plan, working with management to determine the optimal strategic direction of the Company, and holding management accountable for executing on the plan, is part of the Board’s discharge of its fiduciary duty to the Company, its shareholders, and other stakeholders.

Board Composition

National Policy 58-201 provides that the majority of the Board should be comprised of independent directors. Eight of the nine director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the President & CEO of Enerplus and, as such, is not independent. It is Enerplus' practice that the Chair of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Mr. Hodgins and Ms. MacKenzie serve on the board of directors of MEG Energy Corp. The Board Chair is aware of the interlocking nature of these positions and is satisfied that these directors are independent because this board interlock does not impair their ability to exercise independent judgment as members of the Board and because MEG Energy Corp., which is an oil sands producer, is not a direct competitor to Enerplus.

Any independent director whose circumstances change such that they might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of the change in circumstances and, if deemed non-independent, to submit their resignation to the Chair of the Board. The President & CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Financial Experts

Pursuant to U.S. securities regulations, Enerplus is required to have a financial expert (as that term is defined by SEC regulations) on the Audit & Risk Management Committee of the Board. Currently, Mr. Sheets is the Chair of that Committee and is qualified as a financial expert. Further, all members of this Committee are considered financially literate as determined under Canadian securities regulations and the NYSE rules.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation program for new directors. The Committee ensures each new director receives an orientation, supplemented by a fulsome collection of orientation materials. Subject to the new director’s requests, director orientation involves a series of individual meetings between the new director and existing directors and executive officers. Meetings with Enerplus’ executive officers help provide the new director with context surrounding the Company’s business and operations, including its recent performance, organizational culture, future goals and current challenges. The Chair and other members of the Board review with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, the organization’s near and longer term priorities, and ongoing Board initiatives and long-term strategies. New directors provide feedback in our board effectiveness survey about the robustness of the onboarding materials and their onboarding experience to affect continuous improvements in this process. The new director is also encouraged to participate in all Board committee meetings and pursue continuing education opportunities during their Board tenure.

The Committee, in conjunction with the Board Chair and management, has oversight of continuing education for directors in order to ensure that directors maintain the skills and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to refresh and/or increase their knowledge and skills. To this end, the Company provides all directors with membership in the Institute of Corporate Directors and the National Association of Corporate Directors. Further, Enerplus encourages and facilitates director participation in various continuing education seminars and workshops, both internally at Enerplus and externally.

Members of the Board participate in a variety of self-directed learning endeavors, including reviewing industry and business publications and attendance at virtual and in-person continuing education sessions. Sessions attended by Board members in 2021 are listed in Schedule B. Enerplus hosted five technical sessions for directors in 2021 on the topics of operational and technical innovation, ESG related market update, well completion technology and performance, acquisition integration, and Williston Basin well inventory and benchmarking. These internal technical sessions were attended by all directors.

Human Capital Management

Enerplus’ human capital management practices and related risk monitoring are management’s responsibility, with oversight and assistance of the Compensation & Human Resources Committee. As at December 31, 2021, Enerplus employed 430 full-time benefit employees and payroll consultants.

Enerplus employs technology that aids management’s ability to regularly measure employee engagement and other aspects of its culture. This has proven invaluable during the recent pandemic in enabling the Company to rapidly identify and respond to issues related to engagement such as employee wellbeing, remote work effectiveness, impacts to productivity and other human capital matters.

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Culture

Enerplus has adopted a set of core values called “HEART values” that are the foundation of its corporate culture. These values act as a guide for what the Company stands for and how employees are expected to conduct themselves. The Company’s HEART values are outlined below.

✓	Honesty – We earn confidence and trust with others by being transparent with honesty and integrity each and every day.

✓	Engagement – We openly engage with our staff and stakeholders to share ideas, ensure two-way communication and develop positive solutions to the benefit of all.

✓	Accountability – We deliver results and high performance in our roles, using the right tools and effective processes.

✓	Responsibility – We operate in a safe, environmentally responsible and compliant manner in all of our operations. This is about ensuring all of our employees and contractors make it home safely at the end of the work day.

✓	Teamwork – We work together, and respect the qualities, importance and values of others. Everyone brings unique attributes to their roles with different experiences and perspectives to offer.

In addition to its HEART values, Enerplus has also adopted a set of cultural beliefs that help foster a corporate culture of accountability. The cultural beliefs are integral in promoting, supporting and maintaining a positive employee culture within Enerplus. These cultural beliefs include:

✓	One Enerplus – I collaborate across the organization.

✓	Be Inclusive – I welcome diverse people and perspectives.

✓	Communicate Effective – I communicate honestly, respectfully, and in a timely manner.

✓	Show Courage – I offer my opinions and ideas, even if it feels risky.

✓	Be Curious – I ask, “What if?” and “Why not?”, always pursuing improvements in our business.

✓	Live Well – I look after work and life, health and wellness, and support those around me.

Enerplus believes that the adoption, reinforcement and general adherence with the Company’s HEART values and cultural beliefs is responsible for increased employee engagement, productivity, wellbeing, and ultimately, the Company’s corporate results. It is for these reasons that Enerplus considers its corporate culture as providing the Company with a unique and distinct competitive advantage.

Diversity, Equity and Inclusion

Enerplus is firmly committed to inclusion, which the Company defines as welcoming diverse people and perspectives. Supporting inclusion helps the Company gain new insights into the business and enhances collaboration, innovation and problem-solving. Enerplus has focused on improving inclusion through education and raising the degree of awareness and understanding of the unique strengths that each individual employee brings to the Company. Recent actions taken to support a more inclusive workplace include:

✓	Introduced technology and debiased processes to ensure equality in the way the Company makes decisions regarding hiring, promotions, development and compensation.

✓	Piloted progressive flexible work practices for employees that provide employees discretion when determining their personal work location.

✓	Reviewed the language in many policies, including the Board and Committee mandates, to remove any gender references.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

In addition to the Company’s commitment to fostering an inclusive workplace, the Board has adopted a Diversity Policy which is intended to remove unconscious and systemic bias in the Company’s recruitment, development and advancement process. To attract and retain the most qualified individuals for any position, Enerplus must ensure that it objectively assesses talent and skill based on merit, without being influenced by gender, age, ethnicity or other similar characteristics. The Company acknowledges the benefits of diversity and encourages the consideration of all employment candidates who have the necessary skills, knowledge and experience to help achieve Enerplus’ business objectives. Simply put, Enerplus actively supports diversity because it’s smart business. Consistent with the Company’s culture and HEART values, management vigilantly enforces adherence to the Diversity Policy to ensure a work environment that is free from both harassment and discrimination. The Corporate Governance & Nominating and the Compensation & Human Resources Committees provide oversight in respect of all Company matters affecting diversity, equity and inclusion.

In addition to the progressive initiatives the Company has adopted to promote DE&I within its employee workforce, Enerplus also takes its DE&I commitments seriously with respect to its contractor workforce. In 2021, the Company spent approximately $220 million on services provided by tribal-affiliated businesses operating on the FBIR.

Gender Diversity

The Corporate Governance & Nominating Committee considers the percentage of women on the Board as one important factor in its director recruitment process. Similarly, Enerplus’ management also considers gender when making employment and promotion decisions. To remove systemic bias in its recruitment efforts, Enerplus has adopted the use of a blind recruitment software system which is specifically designed to promote inclusiveness and ground recruitment decisions strictly on merit.

Enerplus has been successful in its efforts to attract, develop, retain and recruit exceptional leaders who are women, including our Board Chair. The chart below shows Enerplus’ gender diversity as of March 15, 2022. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Independent Directors (standing for re-election)	8	4	50%
Executive Officers	10	2	20%
Managers	24	7	29%

Other than the Diversity Policy, Enerplus has not adopted another policy or set any targets or quotas relating to the identification and nomination of directors or executive officers who are female, a visible minority or have a disability.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board and committee meeting includes an in-camera discussion by the independent directors without the presence of management. Directors may assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for regular review in the upcoming year. Further details on Board and committee meeting attendance are outlined in the individual director nominee profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of, or provide consulting or advisory services to, another public entity, the director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chair of the Board review any requests of Board members who wish to serve on another public company’s board of directors.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

After a detailed review, a decision will be made which will consider the current number of directorships, potential conflicts, past attendance at Board meetings, and the director’s past peer-to-peer performance assessments. The purpose of this policy is to ensure the director will have sufficient time to successfully satisfy their obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another public entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not serve on the board of directors of any other public company.

Director Compensation

To attract and retain skilled, high-functioning individuals to serve as Board members, Enerplus monitors the director compensation practices of its market peers. The Compensation & Human Resources Committee regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes and Succession Planning

A core responsibility of the Corporate Governance & Nominating Committee is to regularly assess the effectiveness of the Board, operationalize Board succession planning and identify any gaps in the Board’s membership related to both skill set and experience. This responsibility will occasionally result in the Committee actively pursuing a search for prospective Board members. These searches are conducted, and individuals are identified, consistent with Board-approved criteria and in alignment with the Company’s strategic objectives. Following this process, the Committee recommends suitable individuals as nominees for election to the Board at an annual meeting of Shareholders or to fill vacancies on the Board which occur during the year. See the “Board Mandate and Committees” section for a description of the Committee’s other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates must be independent and are assessed on their individual qualifications and diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee recognizes diversity as an important selection criterion, as evidenced by strong female representation on the Company’s Board, including the Board Chair.

The Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience the Board requires. On an ongoing basis, the Corporate Governance & Nominating Committee also asks incumbent directors and executive officers to suggest individuals to be considered as prospective Board nominees. When it becomes apparent that a new Board nominee may be considered for Board membership, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing executive officer ongoing succession, leadership and talent strategy programs and plans. The executive officers, on a regular basis, provide the Committee with information on succession plans for executive positions. This includes the ongoing assessment of potential succession gaps, as well as updates regarding the development and progression of internal talent.

Regarding CEO succession planning, the Company, in cooperation with the Compensation & Human Resources Committee, conducts a rigorous annual review of potential succession candidates within the Company. Once identified, succession candidates are monitored to identify possible skills gaps and career plans are developed to aid such individuals to address areas requiring further development.

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Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus. The Board monitors compliance with the Code by requiring that each director, officer, employee and consultant annually confirm in writing that they have read and comply with the Code. Should an individual have any concerns or questions regarding compliance, that person may qualify their confirmation with written remarks. The Code sets out, in detail, the core values and the principles by which Enerplus is governed. It addresses topics such as: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities, and non-retaliation. The Code is available on Enerplus' website at www.enerplus.com, under Enerplus' SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Board Chair, the Chair of the Audit & Risk Management Committee, the Chair of the Compensation & Human Resources Committee, the CEO, the Vice-President, General Counsel & Corporate Secretary, or the Senior Vice-President & Chief Financial Officer to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on Enerplus' website at www.enerplus.com.

In addition, to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors. In 2021, no director or officer of Enerplus had a material interest in any Company transaction.

Board Effectiveness

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Committee satisfies this responsibility in two ways. First, the Chair of the Committee facilitates a roundtable discussion with all members of the Board present to review and consider emerging governance trends and Board effectiveness topics at the Company’s annual strategy session. Secondly, the Committee undertakes an anonymous annual survey of all the members of the Board. This survey focuses on corporate governance, Board operations, Board structure, and Board culture. Once completed, the confidential survey results are summarized and delivered to the Committee Chair, who synthesizes the results for review and discussion with the other members of the Committee. This review and discussion results in the development of recommended actions for the Board’s consideration and adoption. Following Board approval, the Committee generates an action plan and monitors progress to ensure plan execution and implementation.

In addition to, and separate from, the annual Board survey process described above, all Board members participate in an annual director peer-to-peer evaluation process. This is a formal process of individual performance evaluation of each director by their peers on the Board. Also, each committee Chair and the Chair of the Board are subject to separate evaluations.

As part of the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all the directors on the Board. The process is primarily designed to evaluate the contributions of each director. The peer-to-peer evaluation requires a director to provide feedback on their peers on such attributes as engagement, continuous improvement, culture, business acumen, and independent thought. Further, each director is also required to complete a self-evaluation. Following the completion of the evaluations and the confidential aggregation of the peer feedback, the Chair of the Board confidentially meets with each director to review the results of their evaluation. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chair of the Board to review the Chair of the Board’s own evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and, therefore, the Board. These assessments also serve to improve the Board's oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Board does not have term limits for its directors. Rather, the Corporate Governance & Nominating Committee, in conjunction with the Chair of the Board, proactively identifies an appropriate timeframe for the retirement and replacement of directors. This process, along with the annual Board evaluation process, ensures healthy Board renewal while allowing for strategic timing of Board retirements. Director succession planning is an integral part of the Corporate Governance & Nominating Committee’s mandate and the Board considers this strategy to be essential in maintaining its ability to effectively perform its functions.

Director Skills Matrix

The Corporate Governance & Nominating Committee maintains a comprehensive director skills matrix, which helps the Committee to assess whether there is an appropriate mix of skills and experience on the current Board. This assessment is used as a guide for Board member recruitment. The table below shows the top five areas of expertise for each independent Board nominee as well as other areas in which each independent director has broad knowledge.

Area of Expertise	Independent Directors							
⊙ Most significant areas of expertise ● Areas of considerable expertise ○ Basic / broad expertise	Foulkes	Buie	Clarke-Whistler	Houser	Hodgins	MacKenzie	Sheets	Steeves
Business development, mergers & acquisitions, and strategic planning	⊙	⊙	●	⊙	⊙	●	⊙	⊙
Capital markets	⊙	○	⊙	●	⊙	○	⊙	○
Change management	●	●	⊙	○	●	●	○	●
Enterprise management	⊙	⊙	○	⊙	●	⊙	○	⊙
Enterprise risk management	●	⊙	●	●	●	⊙	●	●
ESG oversight, including health & safety	●	○	⊙	●	○	●	○	●
Global experience	○	●	⊙	○	●	⊙	⊙	○
Finance and accounting	○	○	○	●	⊙	○	⊙	○
Human capital management	●	●	○	⊙	●	⊙	○	○
Legal and regulatory	○	●	○	○	●	○	○	○
Oil & gas industry experience	⊙	⊙	○	⊙	⊙	⊙	⊙	⊙
Reserves evaluation	⊙	⊙	○	⊙	●	●	○	⊙
Stakeholder relations	●	○	⊙	●	⊙	○	○	●

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Shareholder Engagement

During 2021, several executive officers of Enerplus engaged with Shareholders to listen to their opinions and concerns and discuss the outlook for the business. The meetings involved a dialogue on a variety of topics, including: capital allocation, corporate operating results, corporate strategy regarding acquisitions and divestments, the Company’s financial position and liquidity, dividend and share buyback strategy, commodity hedging and ESG matters.

In addition to Shareholder engagement by management, members of the Board also engaged with corporate governance stakeholders and Shareholders. The purpose of those meetings was to provide opportunities for stakeholders to provide direct feedback to the Board and to help ensure that the Board continues to evolve its policies and practices to maintain alignment with Shareholders. The discussions were centered on the Board’s composition and its focus areas, including corporate governance and other ESG initiatives, along with its approach to executive compensation.

In total, Enerplus management and Board members engaged with Shareholders representing approximately 54% of Enerplus’ issued and outstanding Common Shares in 2021.

Enerplus carries out its Shareholder engagement activities through a variety of methods. In addition to its annual Shareholder meeting, Enerplus participates in numerous investor conferences and one-on-one meetings. These types of engagements continued throughout the pandemic through the extensive use of virtual meetings. Enerplus also regularly communicates its quarterly results via audiocast and dial-in conference calls. Shareholders are encouraged to contact Enerplus’ Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with valuable insight regarding what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

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BOARD MANDATE AND COMMITTEES

Board Mandate and Committees

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board and the executive officers of Enerplus. The Board has four committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee Chairs and a general review of each of the Board committees and their respective functions. A copy of the Board's mandate is included in Schedule C to this Information Circular and can be found on Enerplus' website at www.enerplus.com.

The four Board Committees are:

▪	Audit & Risk Management Committee

▪	Compensation & Human Resources Committee

▪	Corporate Governance & Nominating Committee

▪	Reserves, Safety & Social Responsibility Committee

All members of each of the Committees are independent directors.

Each of the Committee charters can be found on Enerplus’ website.

Position Descriptions and Responsibilities

The Board has written position descriptions for the Chair of the Board and for the committee Chairs (the “Chairs”). The Board and CEO have also developed a written position description for the CEO. These position descriptions can be found on Enerplus’ website.

The Board Chair is responsible for the management, development and effective leadership of the Board. The Board Chair's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views. The Board Chair is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee Chairs are based on each director's knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and committee Chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board also believes experience and continuity must be preserved when considering candidates for rotation. Committee members and Chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether or not they are a member of the committee.

Effective May 2021, the Board restructured its committees to enhance their effectiveness and improve alignment with the business of the Company. The Board, acting on the advice and support of the Corporate Governance & Nominating Committee, merged the Board committees formerly known as the Reserves Committee and the Safety & Social Responsibility Committee into one committee. By consolidating the committee structure from five committees to four, the Board was able to better utilize the skillsets and expertise of the various committee members and take advantage of the overlapping nature of certain of those committees’ mandates.

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BOARD MANDATE AND COMMITTEES

Audit & Risk Management Committee	Chair: Jeffrey W. Sheets Members: Judith D. Buie, Mark A. Houser and Sheldon B. Steeves

Accountability: Assists the Board in fulfilling its oversight responsibilities with respect to Enerplus’ financial reporting, continuous disclosure and risk management obligations. The Committee also reviews, on behalf of the Board, management’s compliance with its obligations and responsibilities regarding internal financial controls, financial regulatory compliance and the engagement of the Company’s external auditors, including ongoing review of the adequacy of the external auditor’s work product.

Key Responsibilities:
✓	Review the adequacy and integrity of Enerplus’ financial reporting and continuous disclosure
✓	Review Enerplus’ internal controls and policies, the certification process, and compliance with regulatory requirements related to financial matters
✓	Evaluate and monitor the performance and independence of Enerplus' external auditors and approve their annual audit plan
✓	Monitor Management’s methodology for identifying and managing Enerplus’ key business risks and its ongoing compliance with the Company’s Risk Management Policy
✓	Establish and monitor reports concerning the Company’s Whistleblower Policy
✓	Receive the Company’s financial reports and review them with the Company’s external auditors
✓	Review management’s compliance with significant accounting or financial reporting policies and standards
✓	Assess the effectiveness of Management’s protocols and strategies regarding cyber and business critical information security
✓	Meet in-camera with the Company’s independent auditors

Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Appendix E to Enerplus' Annual Information Form for the year ending December 31, 2021 dated February 24, 2022, an electronic copy of which is available on the internet under Enerplus' SEDAR profile at www.sedar.com, in Enerplus' Form 40-F filed on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Compensation & Human Resources Committee	Chair: Susan M. MacKenzie Members: Karen Clarke-Whistler, Robert B. Hodgins, Mark A. Houser and Jeffrey W. Sheets

Accountability: Assists the Board in fulfilling its duties regarding Human Capital Management matters such as human resources policies, culture stewardship, corporate succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus’ executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains advice from external consultants regarding the compensation of executive officers for benchmarking purposes to ensure achievement of compensation objectives.

Key Responsibilities:
✓	Review the CEO’s evaluation of the performance of all executive officers, with reference to corporate and individual objectives
✓	Make base salary recommendations for the CEO and the other executive officers to the Board for its approval, having regard to executive compensation policies, programs and awards
✓	Make annual incentive recommendations to the Board for its approval, including establishing corporate objectives for bonus plans at the beginning of each year and measuring the degree of realization at the end of each year
✓	Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus' long term incentive (“LTI”) plans
✓	Review director compensation and make recommendations to the Board annually
✓	Provide oversight of the Company’s ESG material focus area of corporate culture, including reviewing culture and compensation programs designed to attract, motivate and retain quality personnel required to meet business objectives
✓	Review long term succession plans for executive positions
✓	Oversee assessment of Enerplus' risks relating to its compensation philosophy, policies and practices, to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure regarding same
✓	Review management’s progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

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BOARD MANDATE AND COMMITTEES

Corporate Governance & Nominating Committee	Chair: Robert B. Hodgins Members: Judith D. Buie and Karen Clarke-Whistler

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus’ internal practices and policies to ensure that such practices and policies reflect generally accepted corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership to the Board.

Key Responsibilities:
✓	Assess and make recommendations as to the size, composition, expertise, engagement and effectiveness of the Board and its committees
✓	Ensure that the Board is equipped to provide oversight of the Company’s ESG-based strategies by providing education and maintaining appropriate skillsets on the Board
✓	Recommend nominees for election or re-election to the Board
✓	Annually review the individual director contributions and sustainability of each director's continuation on the Board
✓	Facilitate the Board self-evaluation process
✓	Review and monitor the orientation of new directors
✓	Regularly review Enerplus’ corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable
✓	Support ongoing director education initiatives and participation in corporate director associations
✓	Review Enerplus’ annual disclosure of corporate governance practices

Reserves, Safety & Social Responsibility Committee	Chair: Sheldon B. Steeves Members: Judith D. Buie, Karen E. Clarke-Whistler, Mark A. Houser and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities to provide oversight of several of the Company’s ESG material focus areas, including greenhouse gas emissions, water management, health & safety, and community engagement. The Committee also provides oversight of the process by which Enerplus calculates its oil and natural gas reserves and resources and the public disclosure respecting same. In addition, the Committee ensures that Enerplus’ activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with the Company’s regulatory obligations.

Key Responsibilities:
✓	Oversee Management’s activities and disclosure related to Enerplus’ material ESG focus areas, including water management, greenhouse gas (“GHG”) emissions, health and safety, and stakeholder engagement
✓	Review Management’s strategies and initiatives regarding the Company’s participation in the energy transition and initiatives to reduce the Company’s carbon footprint
✓	Participate in annual visits to one of Enerplus' operated assets
✓	Review Enerplus’ Environmental, Social and Governance Policy and Health & Safety Policy annually
✓	Review Enerplus’ safety and social responsibility performance matters quarterly
✓	Review external and internal results from risk assessments, ongoing investigations and audits performed
✓	Generally, ensure the integrity of Enerplus' safety and social responsibility programs and policies
✓	Receive an annual compliance certificate from management
✓	Recommend to the Board the engagement of the independent reserves evaluators
✓	Review management's assessment of the work of the independent reserves evaluators annually, and if deemed advisable, obtain bids from other evaluators
✓	Review Enerplus’ procedures relating to the disclosure of information about its reserves and resources
✓	Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management
✓	Meet in-camera with the independent reserves evaluators
✓	Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus’ reserves and resources data

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DIRECTOR COMPENSATION

Director Compensation

Philosophy

The Board, through the Compensation & Human Resources Committee, is responsible for benchmarking and designing the directors' compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at or above the median. The overall objective is to ensure the director compensation program:

✓	Attracts and retains the services of highly qualified individuals

✓	Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

✓	Aligns the interests of the directors with Shareholders

Directors’ compensation includes annual cash retainers, travel fees (if applicable), and annual share-based awards. Directors can elect to receive their share-based awards in the form of Deferred Share Units (“DSUs”) granted under the Deferred Share Unit Plan or Restricted Share Units (“Director RSUs”) granted under the Director RSU Plan. Directors are not eligible to receive other forms of equity incentive awards, such as stock options, incentive rights, or performance share units. Directors do not participate in any employee equity incentive plans.

The director compensation table set forth below only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Company. For information on Mr. Dundas' compensation in his capacity as CEO, see the “2021 Compensation of Named Executive Officers” section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis, which are denominated in Canadian dollars (“CAD”). They are also compensated for time spent traveling and are reimbursed for travel expenses related to their meeting attendance. In 2021, Enerplus reduced the number of Board Committees from five to four, and in reallocating responsibilities, determined that the role of each committee Chair is of comparable scope. On this basis, Enerplus increased the committee Chair retainers for the Chairs of the Governance & Nominating Committee and the Reserves, Safety & Social Responsibility Committee to CAD $20,000 to align with other committee Chair retainers.

2021 Annual Cash Retainer and Other Fees	CAD Value	USD Equivalent(1)
Board Chair Retainer	$145,000	$114,550
Director Retainer	$60,000	$47,400
Committee Chair Retainer	$20,000	$15,800
Travel Fee(2) (per travel day, for directors travelling more than three hours by plane to attend a Board meeting)	$1,500	$1,185

Notes:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 31, 2021 of CAD $1.00 = USD $0.79.

2.	In response to the global pandemic, no directors travelled to attend meetings and therefore those unable to attend meetings in person attended meetings virtually. Consequently, Enerplus did not provide any remuneration in respect of travel during 2021.

Share-Based Awards

Directors receive an annual equity retainer. Directors may elect, prior to the relevant calendar year, to receive their equity retainer as DSUs granted under the Deferred Share Unit Plan or Director RSUs granted under the Director RSU Plan, or a combination of each.

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DIRECTOR COMPENSATION

2021 Annual Equity Retainer	CAD Value	USD Equivalent(1)
Board Chair Retainer	$160,000	$126,400
Director Retainer	$125,000	$98,750

Note:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 31, 2021 of CAD $1.00 = CAD $0.79.

A summary of the various director equity plans under which grants are outstanding as of the date of this Information Circular is contained in Schedule D.

Director Compensation Tables

Director Summary Compensation Table

In 2021, a total of $1,316,682 was paid to the directors in annual compensation consisting of: $447,207 in annual cash retainers, $819,222 in share-based retainers, $50,253 paid to those directors who acted as Chair of a committee, and $0 for travel fees.

Mr. Dundas, the President & CEO of Enerplus, did not receive any compensation in his capacity as a director and does not hold any DSUs or other share-based awards available to independent directors.

The following table summarizes the aggregate compensation provided to each of the independent directors in 2021. All dollar figures shown below are in U.S. dollars.

Name	Annual Cash Retainer and Meeting Fees(1)	Committee Chair Retainer (1)	Travel Fees(1)	Share-Based Awards(1)(2)	Total Compensation(1)
	$	$	$	$	$
Hilary A. Foulkes	114,770	-	-	126,642	241,412
Judith D. Buie	47,491	-	-	98,940	146,431
Karen E. Clarke-Whistler	47,491	-	-	98,940	146,431
Mark A. Houser(3)	-	-	-	-	-
Robert B. Hodgins	47,491	10,677	-	98,940	157,108
Susan M. MacKenzie	47,491	18,592	-	98,940	165,023
Elliott Pew(4)	47,491	-	-	98,940	146,431
Jeffrey W. Sheets	47,491	13,069	-	98,940	159,500
Sheldon B. Steeves	47,491	7,915	-	98,940	154,346
Total	$447,207	$50,253	-	$819,222	$1,316,682

Notes:

1.	The amounts represent the USD equivalent based on the exchange rate in effect on December 31, 2021 of CAD $1.00 = USD $0.79.
2.	Represents the value of DSUs or Director RSUs granted to the various directors under the Deferred Share Unit Plan or the Director RSU Plan, as elected by each director, with respect to their 2021 share-based award entitlement. The number of DSUs and/or Director RSUs granted in 2021 was calculated by dividing the dollar value of the portion of the directors' equity retainer that was elected to be paid in the form of DSUs or Director RSUs by the weighted average trading price of the Common Shares on the TSX for the last twenty trading days in 2020, which was CAD $4.0071.
3.	Mr. Houser joined the Board on March 15, 2022 and therefore received no compensation during 2021.
4.	Mr. Pew retired from the Board effective November 26, 2021.

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DIRECTOR COMPENSATION

Outstanding Share-Based Awards as of December 31, 2021

The following table shows all outstanding share-based awards held by directors as of December 31, 2021, which includes DSUs and/or Director RSUs provided to the director where they elected to receive such awards as payment of all or a portion of their annual equity retainer. All DSUs vest at the time of grant but are not paid until the director retires from the Board. Director RSUs vest in three tranches: one-third on each of the first, second and third anniversary dates of the date of grant. For additional information on the Deferred Share Unit Plan and the Director RSU Plan, see Schedule D.

All dollar figures shown below are in U.S. dollars.

Name	Number of Share-Based Awards that have not vested(1)	Market or Payout Value of Share-Based Awards that have not vested (2)	Market or Payout Value of Vested Share-Based Awards not Paid Out(3)
	#	$	$
Hilary A. Foulkes	99,677 DSUs	-	1,054,585
	11,786 Director RSUs	124,700	-
Judith D. Buie	46,736 DSUs	-	494,471
	0 Director RSUs	-	-
Karen E. Clarke-Whistler	58,420 DSUs	-	618,087
	0 Director RSUs	-	-
Mark A. Houser(4)	0 DSUs	-	-
	0 Director RSUs	-	-
Robert B. Hodgins	61,442 DSUs	-	689,919
	20,871 Director RSUs	220,818	-
Susan M. MacKenzie	92,161 DSUs	-	1,014,930
	25,863 Director RSUs	273,632	-
Elliott Pew(5)	0 DSUs	-	-
	0 Director RSUs	-	-
Jeffrey W. Sheets	20,816 DSUs	-	220,232
	31,762 Director RSUs	336,041	-
Sheldon B. Steeves	88,075 DSUs	-	956,368
	31,762 Director RSUs	336,041	-

Notes:

1.	Represents the number of DSUs and/or Director RSUs awarded to the director in 2021 pursuant to the Deferred Share Unit Plan and the Director RSU Plan, respectively, as elected by such director, and which were outstanding (and, in the case of Director RSUs, that were unvested) as at December 31, 2021. The units outstanding includes additional amounts to reflect the notional reinvestment of any dividends paid by Enerplus since the date of grant.
2.	Represents the market or payout value of all Director RSUs held by each director as of December 31, 2021. The estimated future payouts represent Enerplus' estimate, as at December 31, 2021, of the future cash payout amount of the unvested Director RSUs based on the closing price of the Common Shares on the NYSE on December 31, 2021 of $10.58 per Common Share. No amount is presented in the column for DSUs as all DSUs were vested at the time of grant and are reflected in the following column.
3.	Represents the market or payout value of all DSUs held by each director as of December 31, 2021. The estimated future payouts represent Enerplus' estimate, as at December 31, 2021, of the future cash payout amount of the DSUs based on the closing price of the Common Shares on the NYSE on December 31, 2021 of $10.58 per Common Share. No amount is presented in the column for Director RSUs as no Director RSUs were vested that had not been paid to the directors as at December 31, 2021.
4.	Mr. Houser joined the Board on March 15, 2022 and therefore did not have any outstanding share-based awards as of December 31, 2021.
5.	Mr. Pew retired from the Board effective November 26, 2021.

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DIRECTOR COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the share-based awards that vested or were earned in 2021 for each director under the Director RSU Plan, as well as DSUs that were settled in 2021 for Messrs. Culbert and Pew upon their retirement from the Board. No other DSUs are described in the table below as DSUs are only settled and paid when a director leaves the Board, and DSUs granted to and held by the other directors are included in the preceding tables. All Director RSUs and DSUs are settled and paid in cash.

Name	Number of Incentive Plan Awards that vested during 2021	Payout Value of Incentive Plan Awards that vested during 2021(1)
	#	$
Hilary A. Foulkes	5,790 Director RSUs	18,494
Judith D. Buie	0 Director RSUs	-
Karen E. Clarke-Whistler	0 Director RSUs	-
Michael R. Culbert(2)	65,717 DSUs	662,953
	0 Director RSUs	-
Mark A. Houser(3)	0 Director RSUs	-
Robert B. Hodgins	2,452 Director RSUs	7,832
Susan M. MacKenzie	4,903 Director RSUs	15,661
Elliott Pew(4)	155,519 DSUs	1,606,629
	0 Director RSUs	-
Jeffrey W. Sheets	0 Director RSUs	-
Sheldon B. Steeves	0 Director RSUs	-

Notes:

1.	Reflects the payouts of Director RSUs held by the applicable director that vested on January 1, 2021 and were settled and paid in cash. The vested Director RSUs were valued at the 10-day volume weighted share price of the Common Shares on the TSX on December 31, 2020, which was CAD $4.0888. The value shown above represents the USD equivalent based on the average exchange rate over the same 10-day period of CAD $1.00 = USD $0.78.
2.	Mr. Culbert retired from the Board effective August 7, 2020 and, as permitted under the DSU Plan, he elected to defer payment of his DSUs to November 17, 2021. These DSUs were valued at the 10-day volume weighted share price of the Common Shares on the TSX on November 16, 2021, which was CAD $12.5875. The value shown above represents the USD equivalent based on the average exchange rate over the same 10-day period of CAD $1.00 = CAD $0.80.
3.	Mr. Houser joined the Board on March 15, 2022 and therefore did not have any incentive plan awards vest during 2021.
4.	Mr. Pew retired from the Board effective November 26, 2021. These DSUs were valued at the 10-day volume weighted share price of the Common Shares on the TSX on November 25, 2021, which was CAD $12.7506. The value shown above represents the USD equivalent based on the average exchange rate over the same 10-day period of CAD $1.00 = USD $0.79.

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DIRECTOR COMPENSATION

Director Equity Ownership Requirements

In order to further align the directors' interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares, DSUs, and/or Director RSUs) equal to a minimum of three times their total annual compensation (i.e., their annual cash and equity retainers, excluding any committee Chair retainers and travel fees) within five years of their election to the Board.

Outlined below is the number and value of Common Shares, DSUs, and Director RSUs owned by each independent director as at March 15, 2022. Equity ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the “Executive Equity Ownership Requirements” section in this Information Circular. The value of a director's total equity ownership is calculated based on the higher of either the closing price of the Common Shares on March 15, 2022 or their original purchase price (and in the case of DSUs and Director RSUs, their grant date fair value).

All director nominees comply with the Company’s ownership requirements except for Mr. Houser, who has time remaining to achieve his equity ownership requirements.

Name	Common Shares	DSUs(1)	Director RSUs	Total Value of Equity Ownership (2)	Equity Ownership Requirement	Ownership Requirement Achievement Deadline	Compliance with Ownership Requirement
	(#)	(#)	(#)	($)	($)
Hilary A. Foulkes(3)	15,000	112,684	5,597	1,655,044	714,676	Achieved	Complies
Judith D. Buie	-	56,821	-	696,630	433,492	Achieved	Complies
Karen Clarke-Whistler(3)	5,000	68,534	-	901,384	433,492	Achieved	Complies
Mark A. Houser	-	7,957	-	97,553	433,492	March 15, 2027	Complies
Robert B. Hodgins(3)	37,373	67,548	16,742	1,640,651	433,492	Achieved	Complies
Susan M. MacKenzie(3)	6,450	102,331	15,130	1,579,170	433,492	Achieved	Complies
Jeffrey W. Sheets	24,198	20,867	30,742	929,159	433,492	Achieved	Complies
Sheldon B. Steeves(3)	1,600	88,272	30,742	1,501,553	433,492	Achieved	Complies

Notes:

1.	The number of DSUs includes the value of reinvested dividends up to March 15, 2022.
2.	Based on the higher of the closing price of the Common Shares on the NYSE USD $12.26 per Common Share on March 15, 2022 or their book value at the time of acquisition or grant.
3.	The amounts represent the USD equivalent of the CAD equity ownership value based on the exchange rate in effect on March 15, 2022 of CAD $1.00 = USD $0.78.

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EXECUTIVE COMPENSATION

Executive Compensation

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus. Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high-quality executive talent we require to deliver Shareholder value.

This letter provides an overview of Enerplus’ corporate performance in 2021 and the resulting CEO compensation decisions.

2021 Corporate Performance

Enerplus’ key objective is to be one of the top performing energy companies in North America, while maintaining a strong balance sheet. Significant corporate achievements during 2021 relative to this objective include:

✓	Repeated our best ever safety performance with a second year of zero lost time injuries;
✓	Integrated two acquisitions in the Bakken play in North Dakota that added 340 future locations, expanded acreage by 3.5 times, and added approximately 30,000 BOE/day of gross production;
✓	Achieved absolute total shareholder return of 224%, which was at the 75th percentile of selected U.S. peers and the 64th percentile compared to our selected Canadian peers;
✓	Successfully executed several carbon dioxide and methane emissions reduction projects resulting in a 25% reduction to GHG emissions intensity (Scope 1 and 2), compared to our 2019 baseline;
✓	Lowered our use of fresh water per completion by 31% on FBIR, compared to our 2019 baseline;
✓	Generated $410 million of free cash flow;
✓	Maintained a strong balance sheet exiting the year with a net debt to adjusted funds flow ratio of 0.9x;
✓	Increased the dividend 37% and initiated a CAD $200 million share repurchase program;
✓	Continued a multi-year track record of lowering total well costs by delivering an average per well cost of $5.7 million (10% below 2020 average); and,
✓	Increased our year-end 2021 net proved reserves by 163% year-over-year.

Details related to our goals and achievements are provided under “2021 Corporate Bonus Performance Assessment”.

2021 CEO Compensation Decisions

Every year, the Compensation & Human Resources Committee reviews executive pay benchmarking analysis using a selected group of Canadian and U.S. peers and evaluates executive compensation awards under various performance scenarios. The Board, with the assistance of the Compensation & Human Resources Committee, considers corporate and individual performance results to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

Pay for performance is core to Enerplus’ compensation philosophy, as is ensuring our compensation programs and approach remain aligned with and competitive to market, recognizing that the Company is a North American organization with senior executives located in both Canada and the U.S. The following describes decisions made in 2021 with respect to the CEO’s compensation:

✓	Base salary – the CEO’s base salary was fully restored to its pre-pandemic level on January 1, 2021. No further base salary increase was made in 2021.

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EXECUTIVE COMPENSATION

✓	Bonus – the Board considered multiple factors in determining the CEO’s 2021 bonus, including but not limited to, corporate performance as measured using a scorecard approach, achievement of key strategic, portfolio and operational sustainability goals of inventory growth and a corporate capital allocation framework, shareholder returns, increased corporate profile and influence in the U.S. energy sector, and the CEO’s continued organizational culture and pandemic response leadership. The Board assessed Mr. Dundas’ performance as having meaningfully exceeded expectations in 2021 and awarded him an above-target bonus in recognition of his exceptional performance.
✓	LTI – The Board granted the CEO a target LTI award in January 2021.

2022 CEO Compensation Decisions

Consistent with our commitment to be transparent about executive compensation, this section describes CEO compensation decisions made to date in 2022.

In recognition of Enerplus’ increasing U.S. operational and geographic focus, the Compensation & Human Resources Committee has worked in recent years to ensure the compensation programs, particularly the compensation peer group approach, continue to align with the Company’s compensation philosophy and properly identify the market for executive talent. In recent years, U.S. peer data have been used to inform senior executive target pay decisions. In 2022, the Committee recognized the continued progress and achievement of sustainability and strategic inventory growth objectives such that, in 2021, 92% of the Company’s production and 91% of its revenues were derived from its U.S. operations. Consistent with the Company’s strategic plan, Enerplus has begun the process to divest of the remaining Canadian assets in its portfolio. With that information, the Committee placed greater emphasis on U.S. peer data to determine 2022 target total compensation for senior executives (the CEO, CFO, and COO). While the impact of this approach is a substantial increase to the market median (i.e., target pay positioning), the Committee believes this better reflects the competitive market for senior executive talent and is required to continue to attract, motivate, incent and retain high performing executives. Consistent with best practice and our guiding principles, most of the increase has been provided in at risk, variable, long-term incentives that will ensure realized and realizable pay are aligned with corporate performance and Shareholder returns.

The following table shows decisions the Board made with respect to Mr. Dundas’ compensation in 2021, as well as those made to date for 2022. All figures below are shown in CAD as Mr. Dundas is paid in CAD.

Compensation Element (all figures CAD)	2021 (amounts earned / granted during the year)	2022 (projected as of April 1, 2022)
Base Salary (change)	$627,000 (as of January 1, 2021, no changes during the year)	$700,000 (12% increase, effective April 1, 2022)
Bonus - $ Amount (as % of target)	$964,326 (154% of target)	To be determined in 2023
LTI - $ Amount (as % of target)	$2,978,250 (100% of target)	$3,605,250 (100% of target)

Details on Mr. Dundas’ 2021 compensation are included in the “Named Executive Officer Profiles” section.

Compensation Program Changes

The following are recent changes to executive compensation programs and policies:

✓	Restored base salaries for all employees, including executives, to April 2020 levels effective January 1, 2021;
✓	PSU payouts for grants made in 2021 and 2022 will be capped at a performance multiplier of 1.0X if absolute TSR over the vesting period is negative; and,
✓	Evolved the compensation benchmarking approach to incorporate a greater emphasis on U.S. peer data.

We continue to monitor feedback from Shareholders and shareholder advisory firms.

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EXECUTIVE COMPENSATION

Shareholder Engagement on Executive Compensation

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. In late 2021 and early 2022, members of the Board reached out to major Shareholders and corporate governance stakeholders to gather their thoughts on Enerplus and to specifically discuss executive compensation and corporate governance issues. Feedback from those sessions and other shareholder conversations as described under “Shareholder Engagement” have been incorporated into our disclosure and will be considered as we continue to evolve our compensation and governance practices.

Annually, Shareholders vote on the approval of the non-binding advisory resolution on Enerplus’ approach to executive compensation. This resolution was approved by 92.94% of Shareholders who voted at the 2021 Shareholder meeting. We trust we have made appropriate decisions to secure another favourable vote this year.

We welcome your input regarding our executive compensation philosophy and how to strengthen the linkage to corporate performance. Direct communication fosters trust and transparency and provides us with confidence that we are making the right decisions for Enerplus and its Shareholders. To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (1-800-319-6462) or email (BoardofDirectors@enerplus.com).

Sincerely,

“Hilary A. Foulkes”	“Susan M. MacKenzie”

Hilary A. Foulkes	Susan M. MacKenzie

Chair of the Board of Directors	Chair of the Compensation & Human Resources Committee

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EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice-President & Chief Financial Officer	SVP
Wade D. Hutchings	Senior Vice-President & Chief Operating Officer	SVP
Nathan D. Fisher	Vice-President, United States Business Unit	VP
David A. McCoy	Vice-President, General Counsel & Corporate Secretary	VP

Named Executive Officer Profiles

The following profiles provide you with an overview of each Named Executive Officer’s individual 2021 total compensation, comparison to 2020 compensation, and percentage of at risk compensation.

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EXECUTIVE COMPENSATION

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EXECUTIVE COMPENSATION

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EXECUTIVE COMPENSATION

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Ms. MacKenzie serves as Chair, while other current members are Ms. Clarke-Whistler, Mr. Hodgins and Mr. Sheets. The Committee members' experience in leadership roles throughout their careers, their extensive subject matter expertise, and their mix of experience in the areas of operations, corporate strategy and financial matters, provide the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with corporate objectives and Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The following describes the annual compensation process and roles for various stakeholders. The Committee's responsibilities are detailed in Schedule E.

1 Executive	2 Compensation & Human Resources Committee	3 Board of Directors	4 Shareholder Vote & Advisory Groups

Conducts analysis and creates a proposal

▪     Develops draft corporate scorecard, corporate objectives and CEO objectives at the outset of the year

▪     Conducts benchmarking

̵        Develops a compensation peer group

̵        Pay for performance analysis

̵        Evaluates executive compensation payouts under various performance scenarios

▪     CEO proposes the corporate performance rating for the annual bonus pool using the corporate scorecard

▪     CEO proposes recommendations concerning executive salaries, annual bonuses, and PSU and RSU awards, based on:

̵       Individual and corporate performance against specific objectives

̵        The competitive positioning of each executive’s compensation

̵        Internal equity

̵        Potential payouts of LTI

̵        Industry conditions

Reviews, assesses and modifies Management’s proposal and recommends to the Board

▪      Recommends Board approval of the corporate scorecard, corporate objectives and CEO objectives

▪      Approves the compensation and performance peer groups

▪      Reviews executive pay, benchmarking analysis, risk considerations, and evaluates past and future payouts

▪      Consults with external compensation advisor, including to evaluate existing and proposed compensation programs and to understand trends and new regulatory developments related to executive compensation and governance

▪      Considers corporate and individual performance results used to develop executive compensation recommendations

▪      Develops recommendations for the CEO’s annual compensation

▪      May modify the CEO’s proposals for executive compensation

▪      May modify the CEO’s recommendation for the corporate performance rating

Reviews and approves the Committee’s recommendations

▪      Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels

▪      Considers success in achieving corporate objectives, absolute and relative Shareholder returns, and Shareholder feedback through an advisory vote and outreach, when making these decisions

Participates in advisory vote

▪      Enerplus voluntarily implemented a Shareholder advisory vote in 2014

▪      Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies

▪      Feedback is received from Shareholders throughout the year, including through Shareholder outreach, as appropriate

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EXECUTIVE COMPENSATION

Use of External Advisors

The Compensation & Human Resources Committee retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices.

Hugessen Consulting Inc. was initially retained in May 2015, following a formal request for proposals by the Committee, to be the Committee’s independent and primary executive compensation advisor. Hugessen’s primary mandate in both 2021 and 2020 was to advise the Committee on executive compensation and incentive plan design.

To ensure the independence of the Compensation & Human Resources Committee's advisors, management must seek approval from the Committee prior to retaining Hugessen for other engagements. No such other engagements took place in 2021 or 2020. The following table reflects fees billed in respect of 2020 and 2021 for the engagement of external compensation consulting.

Consultant Engagement Fees

	2021	2020
Fee Type	($000s)	($000s)
Executive Compensation- Related Fees(1)	124.0	77.0
All Other Fees(2)	-	-
Total	124.0	77.0

Notes:

1.	Compensation-related fees for services related to determining compensation for Enerplus’ executive officers. This work was completed at the request of the Compensation & Human Resources Committee.

2.	No other fees have been paid to Hugessen.

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do

✓	Provide a meaningful part of executive compensation that is “at risk” and contingent upon corporate and individual performance
✓	Retain external compensation experts, who report directly to the Compensation & Human Resources Committee
✓	Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas in which we operate
✓	Disclose the ESG, operational and financial performance drivers included in the corporate scorecard used to determine incentive payouts
✓	Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons
✓	Use multiple metrics to evaluate performance to determine PSU payouts for awards granted in 2021 and 2022, where the Board may determine alternative appropriate performance metrics for grants made in subsequent years
✓	Align executive interests with Shareholders’ interests by having equity ownership guidelines, including requiring the CEO to hold all vested LTI in Common Shares until their minimum ownership requirement is satisfied
✓	Mitigate risk by having anti-hedging and recoupment/clawback policies in place
✓	Include a “double trigger” in executive employment agreements so that severance payments are due upon a Change of Control only if employment is also effectively terminated
✓	Provide reasonable benefits and perquisites that are market competitive and within industry norms
✓	Provide long term incentive provisions upon retirement to encourage eligible executives’ voluntary retirement and to align retiring executives' financial interests with continued long-term corporate performance
✓	Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote

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What We Don’t Do

✓	Back-date, re-price or cancel Options (no Options are outstanding)
✓	Pay dividends on PSUs or RSUs prior to vesting
✓	Provide tax gross-ups
✓	Offer a pension plan
✓	Provide financial assistance to executives for any purpose
✓	Change the performance metrics or payout curves for LTI awards that have already been granted

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus’ and the Shareholders' best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus’ mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

✓	Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused on executive compensation
✓	Engagement by the Committee of an independent third-party consultant to review the executive compensation programs to provide additional objectivity
✓	A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus’ compensation programs are deviating from its pay philosophy and market practices
✓	Review and evaluate proposed plan designs
✓	Monitor incentive program performance
✓	Review CEO and executive officers’ objectives and goals

Compensation Design Elements

✓	A significant portion of the executives’ compensation package is comprised of "at risk" elements such as LTI and short term incentive bonus. This "at risk" compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives
✓	Minimum equity ownership requirements for executive officers ensure that executives are also Shareholders and, therefore, increase alignment with Shareholders' interests
✓	An annual incentive plan coupled with a three-year vesting of LTI awards ensures focus on both near term performance and long term value creation

Executive Equity Ownership Requirements

To align executive and Shareholder interests, all executives have a minimum equity ownership threshold that must be achieved within five years of the date of their appointment as an executive of Enerplus. In the event of an increased ownership threshold resulting from a change in policy or promotion to a higher executive level, an executive must achieve the higher ownership threshold within three years of the change.

Each executive must hold Enerplus equity valued at or greater than the multiples of base salary shown in the table at right.

Position	Multiple of Salary
Chief Executive Officer	5X
Senior Vice-President	3X
Vice-President	1X

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At least one-half of an executive’s ownership requirement must be in Common Shares. The remainder is permitted to be held in unvested RSUs.

Until the CEO satisfies the equity ownership threshold, any vested LTI awards must be held in the form of Common Shares. This mandatory hold period is designed to accelerate the achievement of equity ownership compliance. Mr. Dundas has satisfied the equity ownership threshold of 5X salary.

As of March 15, 2022, all Named Executive Officers complied with Enerplus' equity ownership guidelines.

Name	Common Shares (1) (#)	RSUs (1) (#)	Total Value of Equity Ownership (2) ($)	Equity Ownership Requirement ($)	Compliance with Ownership Requirement
Ian C. Dundas(3)	310,752	223,780	7,584,947	2,448,645	Complies
Jodine J. Jenson Labrie(3)	109,892	100,263	2,617,806	1,077,872	Complies
Wade D. Hutchings	225,000	106,920	4,069,339	1,275,000	Complies
Nathan D. Fisher	26,091	44,399	865,022	321,000	Complies
David A. McCoy(3)	17,651	35,705	939,836	262,048	Complies

Notes:

1.	Number of Common Shares and RSUs beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer as of March 15, 2022.

2.	Based on the higher of the closing price of the Common Shares on the NYSE of $12.26 per Common Share on March 15, 2022 or their book value at the time of acquisition or grant.

3.	Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy’s base salaries are denominated in Canadian dollars. The equity ownership requirements shown above reflect the USD equivalent based on the exchange rate in effect on March 15, 2022 of CAD $1.00 = USD $0.78.

Anti-Hedging Policy

Enerplus believes that the interests of the directors and executives should be aligned with other Shareholders. To promote this alignment, our Code of Business Conduct expressly prohibits directors and employees, including all executives, from entering any type of hedging transaction involving Enerplus securities.

Clawback Policy

Any officer or employee who has committed fraud or another illegal act affecting Enerplus’ financial results which could cause the restatement of such results shall be required to repay any incentive-based awards and compensation paid to that individual for the financial year in question.

Additionally, Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Enerplus’ case, the elements include annual bonus and PSUs. Enerplus abides by these laws.

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Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top North American talent while balancing risk, short term performance and long-term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance and peer group compensation, and positions executive compensation below, at or above the median based on the particular executive's role, performance, knowledge and experience. To be truly representative of the business, it is important that Enerplus’ compensation peer group include companies from the U.S., given the significance of the Company’s operations in the U.S. and that some of the Company’s closest industry peers are U.S.-based. The senior executive (CEO, CFO and COO) roles require U.S. specific knowledge, influence and experience, with associated role scope and span of responsibility. In consideration of this, benchmarking for senior executives includes U.S. compensation data from organizations identified as compensation peers.

All other executives are benchmarked relative to compensation data for their home country. Our programs are reviewed regularly against the relevant peer groups to ensure continued market competitiveness as the business continues to evolve.

Enerplus employs the following sequence when determining executive compensation and the desired outcomes of our rewards philosophy:

1 Factors we Consider		2 Executive Compensation Design		3 Executive Outcomes we Achieve		4 Business Outcomes we Deliver
▪	Corporate Performance	▪	Base Salary	▪	Attract	▪	Positive Results
▪	Individual Performance	▪	Bonus	▪	Motivate	▪	Shareholder Value Creation
▪	Scope of Role	▪	LTI	▪	Retain
▪	Time in Role and Track Record	▪	Other Compensation	▪	Reward
▪	Executive Expertise
▪	Peer Practices

Compensation Peer Group

Every year, the Compensation & Human Resources Committee approves comparator groups of companies (referred to in this Information Circular as the "Compensation Peer Groups") for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues. We use different comparators to assess our relative TSR performance under our PSU plan (“Performance Peer Group”). This group consists of companies who are competitors for investors and is described below in “Schedule F: Summary of the Share Award Incentive Plan”.

In consideration of the Company’s strategic alignment to predominantly U.S. operations and to ensure Enerplus’ compensation practices remain competitive relative to its Canadian and U.S. based competitors, the Committee includes U.S. peer market data for CEO, CFO and COO compensation decisions using both Canadian and U.S. data. The Compensation & Human Resources Committee has decided to maintain two separate peer groups for the purpose of setting 2022 target total direct compensation.

The 2021 Compensation Peer Groups used to benchmark senior executive compensation are shown below. Benchmarking for all other executives (Vice Presidents) is based on country-specific peer data compiled by Mercer. Mr. Fisher’s peer data reflect U.S. data, while Mr. McCoy’s peer comparisons are relative to Canadian data.

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2021 Canadian Compensation Peer Group		2021 U.S. Compensation Peer Group
ARC Resources Ltd.	MEG Energy Corp.	Bonanza Creek Energy, Inc.	Matador Resources Company
Baytex Energy Ltd.	Paramount Resources Ltd.	Callon Petroleum Company	Oasis Petroleum Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.	Centennial Resource Development Inc.	PDC Energy, Inc.
Bonavista Energy Corporation	Vermilion Energy Inc.	Laredo Petroleum, Inc.	SM Energy Company
Crescent Point Energy Corp.	Whitecap Resources Inc.	Magnolia Oil & Gas Corporation	Whiting Petroleum Corporation

Pay “At Risk”

Enerplus ensures that a meaningful portion of executive pay is "at risk" - meaning that it is aligned to performance and not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Enerplus' relative TSR. For the 2021 performance year, the following table shows the mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO and other Named Executive Officers relative to total compensation.

In 2021, Enerplus believes the proportion of the Named Executive Officers’ target “at risk” compensation was aligned with Enerplus’ peer groups.

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EXECUTIVE COMPENSATION

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the “at risk” and “not at risk” components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation
	Base Salary	Other Compensation	Short Term Incentives	Long Term Incentives (LTI)
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive's role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is typically granted at target
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board

RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid

PSUs – Payout amounts range from 0X-2X the grant amount, are linked to Enerplus’ relative three-year TSR, and adjusted for dividends paid; payout of PSUs granted in 2021 and 2022 will be capped at 1X if absolute TSR over the vesting period is negative

Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Semi-monthly	Semi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Vest on third year anniversary of grant

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EXECUTIVE COMPENSATION

Base Salary

Base salaries form the foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the applicable compensation peer group and sets an individual’s salary according to the executive's role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as follows:

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the executive’s level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

	2021 Targets and Bonus Weightings
Position	Target (% of Salary)	Individual Weighting	Corporate Weighting
CEO	100%	30%	70%
SVP	75%	40%	60%
VP	50%	50%	50%

Individual performance ratings range from zero to two times the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. Executives set their individual performance goals at the outset of the year in consultation with their senior executive, or in the case of the CEO, the Board. Individual performance is then assessed by comparing achievements in the year relative to the predetermined goals. The CEO’s individual performance goals are largely reflected in the corporate performance summary and scorecard.

The corporate performance rating also ranges from zero to two times and is assessed by the Board using the corporate scorecard.

Long Term Incentives (LTI)

Executive LTI program awards are granted under the Share Award Incentive Plan and consist of 75% PSUs and 25% Restricted Share Units RSUs.

The target grant value is aligned with median competitive pay and is expressed as a percentage of an executive’s salary, as shown at right. The actual grant awarded is generally at target.

2021 Targets
Position	Target (% of Salary)
CEO	475%
SVP	325%
VP	150%
PSUs-75%	RSUs-25%

Grants, when vested, are settled with Common Shares issued from treasury and, if previously determined by Enerplus, are subsequently sold on the TSX, and the recipients receive the cash proceeds from the sale. Alternatively, if determined by Enerplus, in its sole discretion, the grants made under the Share Award Incentive Plan may be settled in cash. In all cases, the compensation received by the executive is directly tied to Enerplus’ share price performance. Enerplus’ LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus' share price performance (in the case of RSUs and PSUs) and Enerplus' relative TSR (in the case of PSUs).

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EXECUTIVE COMPENSATION

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

The PSU performance multiplier is calculated based on Enerplus' three-year TSR percentile rank relative to the members of the Company’s performance comparator group(s) specified by the Board at the time of grant. Under the Share Award Incentive Plan, performance below the 25th percentile results in zero payout. Where multiple peer groups are used, the performance multiplier calculation will contemplate performance relative to peers from each group separately. The results are then combined using a simple average to calculate the final performance multiplier.

The relative three-year TSR results incorporate returns for organizations that were selected as performance peers at the outset of the period that subsequently were acquired, became insolvent, or otherwise ceased to trade during the second and third years of the performance period.

For PSUs granted in 2021 and 2022, the plan incorporates a second performance metric, as the performance multiplier will be capped at 1.0X if Enerplus’ absolute TSR over the vesting period is negative. For PSU awards granted after 2022, the Board may determine, at the time of grant of such PSU awards, the method of calculation of the performance multiplier to be applicable to such PSU awards. This method will be based on TSR relative to the Performance Group plus any other metric(s) that the Board determines are appropriate at the time of grant.

Information about the Named Executive Officers' LTI awards is reflected under the "Summary Compensation Table". A summary of the Share Award Incentive Plan under which grants are outstanding as of the date of this Information Circular is contained under “Additional Information” in Schedule F of this Information Circular. This includes a listing of the organizations selected by the Board to form the performance peer groups for each of the outstanding PSU awards.

Savings Plan

For Canadian executives, Enerplus matches individual contributions on a one-to-one basis to a maximum of 8%. Contributions are made to a retirement savings or non-registered plan at the executive's direction.

For American executives, Enerplus contributes to a 401(k) Plan. Enerplus matches individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 6% of cash compensation or $17,400.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services. Perquisites provided average less than 5% of a Named Executive Officer’s total compensation. Enerplus does not have a pension plan.

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2021 Compensation of Named Executive Officers

2021 Compensation Determination

The Board approved the following compensation decisions, which are also reflected in the Executive Compensation Tables.

✓	Base salary – In response to commodity price conditions, in April 2020 we reduced executive salaries by 6%-11%. These salaries were fully restored on January 1, 2021. The COO received a salary increase effective January 1, 2021 to reflect his relocation from Calgary to Denver. No other NEOs received a salary increase in 2021.

✓	Bonus – NEO bonus awards for 2021 were approved and paid to the NEOs in March 2022, with consideration of a corporate performance rating of 1.34 and shareholder return in 2021. The Board awarded the CEO’s cash bonus at 154% of his individual target. Other NEO cash bonuses ranged from 125% to 167% of their respective targets.

✓	LTI grant – The grant date fair value of 2021 LTI was determined by the Board in February 2021. Underlying units were priced at the 20-day volume weighted share price ended December 31, 2020, which was CAD $4.01. All NEO LTI awards were granted at 100% of the executives’ respective targets.

✓	PSU payout – The 2019 PSU award vested on December 31, 2021. TSR performance was at the 37th percentile relative to Canadian peers and the 67th percentile relative to U.S. peers. This resulted in a performance multiplier of 1.08X.

These compensation decisions were made based on each Named Executive Officer's individual performance, corporate performance, market competitive compensation levels for their position, and time in and scope of role. The aggregate remuneration paid to, or earned by, all NEOs in 2021 was $9,478,186, which was 11% or $969,944 more than in 2020.

Short Term Incentive: 2021 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal-setting process and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2021, the Committee used a scorecard approach based on the following five performance categories: ESG, operational results, inventory growth, free cash flow and relative TSR.

Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgment and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may revise the calculated corporate rating if, in its application of informed judgment, it deems a revision to be warranted.

In early 2021, Enerplus completed two impactful acquisitions in the Williston Basin, leading to a materially different operational plan from its original 2021 budget. It is the Company’s usual practice to update the scorecard at year-end to reflect changes to the capital program. Given the significant changes to the budget, management proposed an adjusted scorecard to the Board in mid-September that aligned with guidance issued to the market regarding capital spending and production activity resulting from the Williston Basin acquisitions in North Dakota and the disposition of certain assets in Montana and North Dakota. The adjusted scorecard is provided in the “2021 Corporate Performance Summary” section that follows. Only certain operational metrics were adjusted from the original budget, with ESG, inventory growth, free cash flow and relative TSR targets remaining unchanged.

The corporate performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive’s bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board’s performance expectations.

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2021 Corporate Performance Summary

The table below shows the 2021 corporate scorecard and associated calculated corporate performance rating.

	Goal			2021		Category		Weighted
Performance Metric	Min	Target	Max	Result	Rating	Weight	Score	Score	Total
Environmental, Social & Governance – 20%
GHG Emissions Intensity(1)	-20%	-27.5%	-35%	-26%	1.00	35%
Produced Water Used in Completions(2)	15%	25%	35%	43%	2.00	15%
Lost Time Injury Frequency	0.28	0.18	0.08	0.00	2.00	25%	1.65	0.33
High Severity Incidents	2	1	0	0	2.00	25%
Operational Results – 40%
Production (Liquids) (MBBL/D) (Annual Average)	71.4	72.7	74.0	70.2	0.00	25%
Production (Gas) (MBOE/D) (Annual Average)	42.3	44.0	45.8	44.6	1.32	5%
Internal Rate of Return (%)	26.8%	28.4%	30.0%	24.7%	0.00	25%	0.53	0.21
Capital excl. Cap G&A ($MM)(1)	399	376	354	356	1.89	10%			1.34
Opex excl. Marcellus ($/BOE)	11.20	10.70	10.20	11.97	0.00	20%
F&D Cost Oil ($/BOE)	13.00	10.00	7.00	7.73	1.76	10%
F&D Cost Gas ($/Mcf)	1.00	0.75	0.50	0.32	2.00	5%
Inventory Growth – 20%
Add High Quality Inventory and/or High Margin Production	Qualitative assessment, including specific metrics examined, as described below				2.00	100%	2.00	0.40
Free Cash Flow – 10%
Free Cash Flow / Debt Adjusted Shares(3)	0.30	0.75	1.20	1.35	2.00	100%	2.00	0.20
Total Shareholder Return – 10%
Relative TSR (percentile) (4)	p25	p50	p75	p70	2.00	100%	2.00	0.20

Notes:

1.	Measured comparing 2021 flared volume/boe intensity for operated Fort Berthold acreage relative to 2020 levels. Excludes assets acquired during 2021.

2.	Measured using the percentage of total produced water used in Fort Berthold operated completion design relative to total water used. Excludes assets acquired during 2021.

3.	Debt adjusted shares is based on December 31, 2021 balances of net debt and shares outstanding (see “Non-GAAP Financial Measures and Other Financial Measures”).

4.	The relative TSR score is to be adjusted by +/- 0.02 for each incremental percentage in absolute return, within an absolute TSR range of +/- 25%.

The Board qualitatively assessed the Inventory Growth category at a 2.00 rating due to the material positive impact of the two North Dakota acquisitions completed in 2021. Positive impact factors included growing North Dakota acreage by 3.5 times, adding approximately 30,000 BOE/day of gross production, and capturing over 340 quality future well locations. The two transactions significantly increased the Company’s scale and value. Inventory added from both transactions exceeded the target of this goal by approximately five times. In addition to the overall impact, the Board considered other factors including: value creation, deal evaluation, negotiation, closing, market reception, corporate impact, and integration of acquired assets in assigning the category score.

The Board approved a corporate rating of 1.34 as calculated, in January 2022.

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Long Term Incentive Awards

The Compensation & Human Resources Committee determined the LTI award for each Named Executive Officer based on individual and corporate performance and the market competitiveness of LTI awards for their position, as well as time in and scope of role.

The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2021:

Name	PSU Award(1) (#)	RSU Award(1) (#)	Total Grant Value(2) ($)
Ian C. Dundas	557,432	185,811	2,326,575
Jodine J. Jenson Labrie	258,526	86,175	1,079,018
Wade D. Hutchings	258,526	86,175	1,079,018
Nathan D. Fisher	115,364	38,455	481,500
David A. McCoy	94,193	31,397	393,135

Notes:

1.	The actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ended December 31, 2020, which was CAD $4.0071.

2.	The total grant value reflected above is shown in USD based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78.

Corporate Performance Relative to Executive Compensation

The graph at right illustrates Enerplus' cumulative TSR compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of CAD $100 from the period of December 31, 2016 to December 31, 2021, assuming reinvestment of all dividends. This graph demonstrates how Enerplus’ shareholder returns align more closely with other E&P issuers than with the broader market represented on the S&P/TSX Composite Index. An investment in Enerplus over the period shown would have returned 27% more than an investment in the S&P/TSX E&P Index.

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As shown previously under “Pay “at Risk””, a significant component of executive compensation is LTI. Providing the majority of NEO compensation in LTI aligns their compensation outcomes with shareholder returns and corporate performance. The illustration at the right demonstrates this alignment for Mr. Dundas, Enerplus’ CEO. The value of a $100 investment in the CEO is represented by comparison of the grant date value of compensation, as disclosed in the “Summary Compensation Table” to the actual value received by Mr. Dundas. The Shareholder returns over the same period are shown in comparison. This information is detailed in the table below.

	CEO Compensation (CAD $000s)		Value of CAD $100 Investment
Year	Awarded Compensation(1)	Realized / Realizable Compensation(2)	Time Period	CEO(3)	Shareholder(4)
2017	3,874	4,805	12/31/2016 – 12/31/2021	$124	$114
2018	4,036	3,052	12/31/2017 – 12/31/2021	$76	$117
2019	4,324	5,119	12/31/2018 – 12/31/2021	$118	$134
2020	4,241	3,549	12/31/2019 – 12/31/2021	$84	$152
2021	4,683	17,420	12/31/2020 – 12/31/2021	$372	$342
Average				$155	$172

Notes:

1.	Awarded Compensation shown above aligns with CAD equivalent of total amounts disclosed for Mr. Dundas in the “Summary Compensation Table”.

2.	Amounts shown under Realized / Realizable Compensation include the CAD equivalent of base salary, bonus, and all other compensation values as shown in the Summary Compensation Table. Additionally, these amounts reflect the CAD equivalent of actual realized values of LTI granted in the associated year, as disclosed in the “Incentive Plan Awards – Value Vested or Earned During the Year” table, plus for unvested awards, the CAD equivalent of outstanding LTI, as disclosed in the “Outstanding Share-Based Awards as of December 31, 2021” table.

3.	The value of the CEO’s investment reflects the ratio of Realized / Realizable Compensation relative to Awarded Compensation.

4.	The shareholder’s investment value is calculated in the same manner as shown above in the comparison of Enerplus returns to the S&P/TSX Composite Index and the S&P/TSX E&P Index for the time periods described.

On average over the period of December 31, 2016 to December 31, 2021, Mr. Dundas has realized 55% more than the expected value of the compensation that the Committee awarded him, while the Shareholder’s investment has increased by 72%. This demonstrates the significant alignment between Shareholder returns and the Company’s pay for performance philosophy.

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Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the NEOs in 2021, 2020 and 2019. Enerplus does not have a pension plan or similar deferred compensation plans. No option-based awards have been granted since 2014 and Enerplus’ Stock Option Plan is now closed.

All dollar figures shown below are in U.S. dollars. Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy are Canadian-based employees and are paid in Canadian dollars. Additionally, Mr. Hutchings’ compensation was denominated in Canadian dollars in 2020. Amounts presented have been converted to USD as described in the notes following the table.

Name and Position	Year	Salary	Share-based awards(1)	Non-equity incentive plan compensation: annual incentive plans(2)	All other compensation(3)	Total compensation
		($)	($)	($)	($)	($)
Ian C. Dundas(4)	2021	496,280	2,326,575	763,278	90,038	3,676,171
CEO	2020	450,952	2,261,047	450,952	89,567	3,252,518
	2019	446,902	2,227,184	501,871	94,478	3,270,435

Jodine J. Jenson Labrie(4)	2021	336,394	1,079,018	379,452	54,450	1,849,314
Senior Vice-President & Chief Financial Officer	2020	306,601	1,048,625	286,059	52,781	1,694,066
	2019	290,608	992,175	197,730	57,025	1,537,538

Wade D. Hutchings(5)	2021	440,000	1,079,018	463,320	34,342	2,016,680
Senior Vice-President & Chief Operating Officer	2020	274,920	1,048,625	256,500	132,436	1,712,481

Nathan D. Fisher	2021	321,000	481,500	227,910	38,580	1,068,990
Vice-President, United States Business Unit	2020	292,750	521,997	193,215	38,783	1,046,744
	2019	286,688	521,997	164,129	38,740	1,011,554

David A. McCoy(4)	2021	265,553	393,135	165,307	43,036	867,031
Vice-President, General Counsel & Corporate Secretary	2020	247,384	382,061	132,350	40,638	802,433
	2019	253,179	367,467	135,450	43,962	800,058

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EXECUTIVE COMPENSATION

Notes:

1.	Represents the Board's determination of the fair value on the date of grant of the PSUs and RSUs awarded to the NEOs under the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See Schedule F in “Additional Information” for a summary of the Share Award Incentive Plan.

For RSUs and PSUs granted in 2021, 2020 and 2019, the actual number of PSUs and RSUs awarded was determined by dividing the intended CAD equivalent award amount by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding year.

The fair value presented for these awards is based on the estimated grant date share price fair value of the respective awards. This is consistent with the fair value used for accounting purposes.

2.	Represents the cash bonus awards earned by the NEOs for performance in the applicable year, which were determined and paid in March of the following year.

3.	Reflects payments made by Enerplus to each of the NEOs for health benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. For all NEOs other than Mr. Hutchings, no perquisite represents more than 25% of the value of all perquisites reported under “All other compensation”, except for Savings Plan and 401(k) contributions, which represent 42% to 51% of each NEO’s total perquisites in 2021, and Mr. Hutching’s car allowance, which represents 28% of the value of his total perquisites in 2021. In connection with Mr. Hutching’s acceptance of employment with Enerplus in 2020, he entered into an agreement with Enerplus to provide reimbursement for certain expenses related to relocating to the Corporation’s Denver office. Relocation amounts for Mr. Hutchings are reflected under “All other compensation” and are 69% of his total perquisites in 2020.

4.	Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy are Canadian employees paid in Canadian dollars. The amounts presented for share-based awards represent the U.S.-dollar equivalent of the Canadian dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78 for 2021 awards, CAD $1.00 = USD $0.76 for 2020 awards and CAD $1.00 = USD $0.74 for 2019 awards. All other amounts represent the U.S.-dollar equivalent of the Canadian dollar based on the exchange rate in effect on December 31 of the applicable year, being CAD $1.00 = USD $0.79 for 2021, CAD $1.00 = USD $0.79 for 2020 and CAD $1.00 = USD $0.77 for 2019.

5.	Mr. Hutchings joined Enerplus as the Senior Vice President & Chief Operating Officer on February 11, 2020. All elements of his 2020 compensation, except for his share-based awards, were prorated for the portion of the year during which he was employed by the Company. While he is based in Denver, his pay was denominated in Canadian dollars for 2020 and has been converted to the U.S.-dollar equivalent of the Canadian dollar based on the exchange rate in effect on December 31, 2020 of CAD $1.00 = USD $0.79. Effective January 1, 2021, Enerplus began paying Mr. Hutchings in U.S. dollars. The grant date fair value of his share-based awards for 2021 was determined in Canadian dollars, while all other elements were paid in U.S. dollars. The amounts presented for his 2021 share-based awards represent the U.S.-dollar equivalent of the Canadian dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately CAD $1.00 = USD $0.78.

63

EXECUTIVE COMPENSATION

Outstanding Share-Based Awards as of December 31, 2021

The following table includes all awards outstanding as of December 31, 2021 under the Share Award Incentive Plan, as these awards are considered "share-based awards" under applicable securities laws. There were no share-based awards that vested in 2021 that had not been paid out or distributed as of December 31, 2021.

	Share-Based Awards
Name	Number of Share-Based awards that have not vested(1) (#)	Market or payout value of Share-Based awards that have not vested(2) ($)
Ian C. Dundas	811,142 PSUs	11,571,483
	263,999 RSUs	2,793,109
Jodine J. Jenson Labrie	376,191 PSUs	5,366,623
	122,038 RSUs	1,291,162
Wade D. Hutchings	376,191 PSUs	5,366,623
	112,323 RSUs	1,188,377
Nathan D. Fisher	173,937 PSUs	2,420,462
	56,582 RSUs	598,638
David A. McCoy	137,064 PSUs	1,955,310
	44,521 RSUs	471,032

Notes:

1.	Represents the number of RSUs awarded in 2019, 2020 and 2021 and PSUs awarded in 2020 and 2021 pursuant to the Share Award Incentive Plan, and which remained outstanding as at December 31, 2021. PSUs awarded in 2019 vested on December 31, 2021. See “Incentive Plan Awards – Value Vested or Earned During the Year” below.

2.	The estimated future payouts represent Enerplus' estimate, as at December 31, 2021, of the future payout amount of such awards based on the closing price of the Common Shares on the NYSE on December 31, 2021 of $10.58 per Common Share.

For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0X at the time of grant and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

For PSUs, the estimated market or payout value reflects a relative performance multiplier (“Multiplier”) of 0.40X and 1.78X for PSUs granted in each of 2020 and 2021, respectively, and which corresponds to Enerplus achieving, on average, the 35th and 70th percentiles, respectively, compared to its performance peer groups, in each case up to December 31, 2021. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the NEOs in respect of such PSUs upon vesting may vary from the amounts indicated.

PSUs vest 100% on the applicable December 31st, which is approximately three years from the date of grant. RSUs vest as to one-third each year on the first, second and third anniversaries of the date of grant. Accordingly, PSUs granted effective January 1, 2019 vested on December 31, 2021, while none of the PSUs granted in 2020 or 2021 were vested as of that date. Two thirds of the RSUs granted in 2019 and one third of the RSUs granted in 2020 had vested and been paid out as of December 31, 2021, but none of the RSUs granted in 2021 were vested as of that date.

64

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2021 for each NEO under the Share Award Incentive Plan (which are "share-based awards"), as well as the amount of non-equity incentive plan awards.

Name	Share-Based awards - Value vested during the year(1)	Non-equity incentive plan compensation - Value earned during the year(2)
	($)	($)
Ian C. Dundas	2,870,701	763,278
Jodine J. Jenson Labrie	1,280,673	379,452
Wade D. Hutchings	66,525	463,320
Nathan D. Fisher	671,937	227,910
David A. McCoy	475,650	165,307

Notes:

1.	Represents the aggregate value that the NEOs received from PSUs and RSUs granted pursuant to the Share Award Incentive Plan that vested in 2021. This includes PSUs awarded in 2019 and one-third of the RSUs granted in each of 2018, 2019 and 2020. The Common Shares underlying the vested PSUs and RSUs were sold at the prices outlined below and the cash sale proceeds were paid to the NEO.

Award Type	2021 Vest Date(s)	Vest Value (CAD)	USD Equivalent at Vest	Performance Factor
RSUs	March 1 & 2, 2021	$6.20	CAD $1.00 = USD $0.7920	-
PSUs	December 31, 2021	$14.1196	CAD $1.00 = USD $0.7849	1.08	x

2.	Represents the cash bonus awards earned by the NEOs for 2021 performance, which were paid in March 2022. Mr. Dundas, Ms. Jenson Labrie, and Mr. McCoy’s cash bonuses were paid in Canadian dollars, and the U.S.-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2021, being CAD $1.00 = USD $0.79.

65

EXECUTIVE COMPENSATION

Termination and Change of Control Benefits

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

✓	Must execute a release that releases Enerplus from further obligations and liabilities to the executive;

✓	May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;

✓	May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,

✓	May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus’ operations or business opportunities.

In addition to the terms of the employment agreements, the terms of the relevant LTI plans provide for accelerated vesting and/or payout of outstanding grants in certain circumstances involving termination of employment, a Change of Control or certain corporate transactions involving Enerplus. See Schedule F for additional information regarding the Share Award Incentive Plan.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date, per the applicable plans	Cease on termination date
Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years’ bonus multiplied by the severance period	In accordance with individual employment agreements, PSUs and RSUs vest upon termination date; PSUs vest with the performance multiplier calculated as of the termination date (1)(2)	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	PSUs and RSUs vest upon death or termination due to disability (PSUs vest with the performance multiplier calculated as of the termination date), per the Share Award Incentive Plan	Cease on termination date
Retirement	None	None	All remaining PSUs and RSUs continue to vest as scheduled, per the Share Award Incentive Plan (with most recent PSU and RSU awards pro-rated)	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Notes:

1.	In the case of Messrs. Hutchings and Fisher, only those PSUs and RSUs that would otherwise vest during their respective severance periods will automatically vest upon their termination dates. All other PSUs and RSUs would be forfeited, except as noted below.

2.	In the case of Mr. Hutchings, if his employment were to be terminated without just cause by the Company or by the executive for good reason within 90 days of a Change of Control, any outstanding PSUs and RSUs awarded in March 2020 would automatically vest upon his termination date.

66

EXECUTIVE COMPENSATION

Estimated Incremental Payments for Termination as of December 31, 2021

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the NEOs (or in the case of death, their estates) had their employment with Enerplus terminated as of December 31, 2021. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Share-Based Awards Tables due to different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause or For Good Reason Following a Change of Control

Name	Severance Period	Salary(1)	Annual Incentive Bonus(2)	Share-Based Award Payments(3)	Benefits & Perquisites(4)	Total
	(Months)	$	$	$	$	$
Ian C. Dundas(5) (6)	24	992,560	970,462	14,717,647	154,106	16,834,776
Jodine J. Jenson Labrie(6)	24	672,788	491,569	6,821,242	109,762	8,095,371
Wade D. Hutchings(6)	24	880,000	516,980	6,402,707	121,442	7,921,129
Nathan D. Fisher	17	454,750	253,119	740,123	84,831	1,532,823
David A. McCoy(6)	18	398,330	204,483	2,485,938	68,804	3,157,555

Notes:

1.	Represents the NEO’s 2021 annual salary in effect at December 31, 2021 multiplied by the severance period.

2.	Based on the average of annual incentive bonuses received by the NEO in respect of 2019 and 2020, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2021. As Mr. Hutchings was not employed by the Company in 2019, his employment agreement provides for the use of his 2020 incentive bonus as the basis of this calculation.

3.	Depending on the applicable executive employment agreement, either all or a portion of unvested PSUs and RSUs as at December 31, 2021 would immediately vest and be paid to the NEO. The amounts represent the estimated market value of such outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2021, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 0.40X and 1.78X for PSUs that vest on December 31, 2022 and December 31, 2023, respectively.

4.	The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the NEOs.

5.	Notwithstanding the above calculation, which reflects Mr. Dundas’ December 31, 2021 base salary and a severance multiple of 24 months, had Mr. Dundas’ employment been terminated without Just Cause or For Good Reason following a Change of Control as of December 31, 2021, his total severance would have been $17,324,818. This reflects the agreement the Board made with Mr. Dundas when it reduced his severance entitlement to 24 months from 30 months. Under this agreement, the severance amounts that Mr. Dundas would receive for termination in the circumstances as above would be not less than CAD $3,293,900 plus the value of his share-based award payment.

6.	For Mr. Dundas, Mr. Hutchings, Ms. Jenson Labrie, and Mr. McCoy, any Canadian dollar amounts were converted to U.S. dollars using the exchange rate of CAD $1.00 = USD $0.79 in effect December 31, 2021.

67

EXECUTIVE COMPENSATION

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to share-based award payments that would be made in accordance with the relevant incentive plan terms and Enerplus’ retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability(1)(3)	Retirement(2)(3)
	$	$
Ian C. Dundas	14,717,646	n/a
Jodine J. Jenson Labrie	6,821,242	n/a
Wade D. Hutchings	6,711,580	n/a
Nathan D. Fisher	3,094,782	n/a
David A. McCoy	2,485,938	1,903,980

Notes:

1.	Represents the estimated incremental payment for Share-Based awards that would have been made to an NEO by reason of death or termination due to disability on December 31, 2021.

2.	Only Mr. McCoy was eligible to retire as of December 31, 2021. Represents the aggregate value of the Share-Based awards that he would have received upon an effective retirement date of December 31, 2021. No other NEOs were eligible to retire as at December 31, 2021 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus and a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms, except that the most recent RSU and PSU awards are pro-rated.

3.	Any Canadian dollar amounts were converted to U.S. dollars using the exchange rate of CAD $1.00 = USD $0.79 in effect December 31, 2021.

68

ADDITIONAL INFORMATION

Additional Information

Schedule A:	Definitions

Schedule B:	Board of Directors Continuing Education Activities

Schedule C:	Mandate of the Board of Directors

Schedule D:	Summary of Director Equity Plans

Schedule E:	Annual Responsibilities of the Compensation & Human Resources Committee

Schedule F:	Summary of Share Award Incentive Plan

Schedule G:	Securities Authorized For Issuance Under Equity Compensation Plans

69

ADDITIONAL INFORMATION

Schedule A: Definitions

"Beneficial Shareholders" means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

"Board" means the board of directors of Enerplus

"BOE" means barrels of oil equivalent, with six thousand cubic feet ("6 Mcf") of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

"BOE/D" means barrels of oil equivalent per day

"CAD" means Canadian dollars

"Cap G&A" means capitalized general and administrative expenses

"CEO" means the President & Chief Executive Officer of Enerplus

"CFO" means the Senior Vice-President & Chief Financial Officer of Enerplus

"Chair" means the chair of the Board or of a Committee of the Board

"Change of Control" occurs upon:

(a)            the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b)            the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c)            the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d)            the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e)            a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(f)            a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

"Code" means the Code of Business Conduct of Enerplus

"Common Shares" or "Shares" means common shares in the capital of Enerplus

"COO" means the Senior Vice-President & Chief Operating Officer of Enerplus

"Debt Adjusted Shares" means in addition to the number of Common Shares outstanding, the number of Common Shares required to repay the net debt balance outstanding as of December 31, 2021, using the closing share price of Enerplus on the NYSE as of December 31, 2021 of $10.58

70

ADDITIONAL INFORMATION

"Deferred Share Unit Plan" means the deferred share unit plan for directors, as amended and restated January 1, 2011, that allows a director to elect to receive some of their annual equity compensation in DSUs

"DE&I" means diversity, equity and inclusion

"Director RSU Plan" means the restricted share unit plan for directors dated November 6, 2019, that allows a director to elect to receive some of their annual equity compensation in Director RSUs

"Director RSUs" means restricted share units granted pursuant to the Director RSU Plan

"DSUs" means deferred share units granted pursuant to the Deferred Share Unit Plan

"Enerplus" or the "Company" means Enerplus Corporation and, where the context permits, includes its subsidiaries

"ESG" means environmental, social and governance

"ESG Report" means the Company’s 2021 ESG report, which is found on the company’s website

"FBIR" means Fort Berthold Indian Reservation

"F&D costs" means finding and development costs

"FD&A costs" means finding, development and acquisition costs

"For Good Reason", in the case of Enerplus executives with an executive employment agreement, includes the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a)            the aggregate remuneration of the executive is materially reduced or not paid when due

(b)            Enerplus requires the executive, without the executive's agreement, to be based anywhere other than Enerplus' principal offices on a non-temporary basis

(c)            the executive is subject to a material reduction in the executive's overall responsibility

(d)            Enerplus fails to continue in effect any aspect of the executive's remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e)            any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

"Form of Proxy" means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

"GHG" means greenhouse gas

"Hugessen" means Hugessen Consulting Inc.

"LTI" means long term incentive

"KPMG" means KPMG LLP, Independent Registered Public Accounting Firm

"MBBL/D" means thousands of barrels of oil per day

"MBOE" means thousands of barrels of oil equivalent

"MBOE/D" means thousands of barrels of oil equivalent per day

71

ADDITIONAL INFORMATION

"Mcf" means one thousand cubic feet

"Meeting" means the Annual Meeting of Shareholders to be held on May 5, 2022

"Mercer" means Mercer LLC

"Multiplier" means the performance multiplier used to determine the proportion of PSUs vesting

"NEO" means Named Executive Officer

"Notice of Meeting" means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

"NYSE" means the New York Stock Exchange

"Opex" means operating expenditures

"PSUs" means performance share units granted pursuant to the Share Award Incentive Plan

"Proxy Deadline" means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

"Record Date" means March 18, 2022

"Registered Shareholders" means Shareholders who hold Common Shares in their own name

"RSUs" means restricted share units granted pursuant to the Share Award Incentive Plan

"S&P/TSX E&P Index" means the S&P/TSX Oil and Gas Exploration and Production Index

"Sarbanes–Oxley Act" means the U.S. Sarbanes–Oxley Act of 2002

"SASB" means the Sustainability Accounting Standards Board

"Savings Plan" means Enerplus' employee savings plan

"Security-Based Compensation Arrangement" generally means any compensation plan of the Company under which payouts of grants can be satisfied by Common Shares issued from Enerplus' treasury

"Share Award Incentive Plan" means Enerplus' Share Award Incentive Plan dated effective February 20, 2014, as amended and restated on February 18, 2021

"Share Awards" means RSU awards and PSU awards

"Shareholders" means holders of Common Shares

"TSR" means total shareholder return as described under the Company’s various compensation plans

"TSX" means the Toronto Stock Exchange

"TSX Trust" means TSX Trust Company, the registrar and transfer agent of Common Shares

"USD" means U.S. dollars

"U.S. GAAP" means U.S. generally accepted accounting principles

72

ADDITIONAL INFORMATION

Schedule B: Board of Directors Continuing Education Activities

During 2021, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those outlined below. All directors attended all of the internal technical sessions, while other sessions were attended by a subset of directors depending on their interests and areas of expertise.

Topic (Presenter)

Audit, Finance and Risk Management

✓	Accounting & Tax Update (KPMG LLP)
✓	Canaccord Miami Conference – Sustainability by Professor Michael King, Professor of Finance, University of Victoria (Canaccord Genuity Wealth Management)
✓	Conversation with Chrystia Freeland, Budget 2021 (The 51 Funds)
✓	Cybersecurity and Digital Transformation: The Audit Committee Perspective (National Association of Corporate Directors)
✓	Cybersecurity with New York Times Cybersecurity Journalist, Nicole Perlroth (CPA Ontario)
✓	Rethinking the State of Risk (National Association of Corporate Directors)
✓	Transition and Sustainable Finance (Canadian Standards Association)

Economy, Industry and Markets

✓	2021 Annual Regulatory Update: AER & AUC (Osler, Hoskin & Harcourt LLP)
✓	A Dialogue with Indigenous Leaders (Institute of Corporate Directors)
✓	Annual Securities Law Forum (Bennett Jones LLP)
✓	Asset Management – Energy Discussion, Michael Cembalest, Chair Market & Investment Strategy (J.P. Morgan)
✓	CAPP Conference (Scotiabank Canada)
✓	CERAWeek Conference – The World’s Premier Energy Conference (CERAWeek by IHS Markit)
✓	Climate Change: A New Landscape for Canadian Business (Willis Towers Watson)
✓	Commodity Super-Cycle or Something Else (Turnstone Strategy)
✓	DOI Secretarial Order on Oil & Gas Leases - How it Affects Your Operations (Baker Botts LLP)
✓	Election Post-mortem (KPMG LLP)
✓	Hotter ‘N Hell Conference (Tudor, Pickering, Holt & Co.)
✓	Is Your Board Ready For The Next Crisis? What 2020 Has Taught Us (Institute of Corporate Directors)
✓	Outlook and Perspectives on Global & NAM Energy Sector (HSBC Canada)
✓	Scotiabank Economic Outlook 2021 – Brett House, Deputy Chief Economist (Scotiabank Canada)
✓	Stakeholder Engagement and Multi-Stakeholder Partnerships (University of Toronto)
✓	Strategy: An Imperative in Uncertain Times (Board Ready Women)
✓	TD Securities Energy Conference (Toronto Dominion Securities)
✓	The Global & Alberta Economies, Scotiabank - Marc Desormeaux (Scotiabank Canada)
✓	The Past is not a Good Guide to the Future: with Professor Janice Gross Stein (Blake, Cassels & Graydon LLP)
✓	US Climate Initiative (National Association of Corporate Directors)
✓	Woodward on Washington: An Economic and Political Outlook (National Association of Corporate Directors)
✓	You Can’t Go Green Without The Blue Conference (KPMG LLP)

Environmental, Social and Governance

✓	2021 Board of Directors Forum (Baker Botts LLP)
✓	2021 Proxy Season Review -What's New, Pay Trends and COVID Update (Hugessen Consulting)
✓	A US Perspective on the ISSB – Global ESG Reporting Standards (KPMG LLP)
✓	Annual National Conference – Next Level Governance (Institute of Corporate Directors)
✓	Board Education Series - Renewable Fuels: The Macro, Metrics & Money in Food to Fuel (Tudor, Pickering, Holt & Co.)
✓	Board Education Series: Banking on Carbon Capture and Sequestration (Tudor, Pickering, Holt & Co.)
✓	Board Education Series: ESG 2.0 (Tudor, Pickering, Holt & Co.)
✓	Board Education Series: Hydrogen – Blue, Green, Gray and the Colour of Money (Tudor, Pickering, Holt & Co.)
✓	Board Evaluations Amid Heightened Scrutiny (Agenda)
✓	Boardroom climate competence: Getting Ahead of the Curve (KPMG LLP)
✓	Board-Shareholder Engagement - Impact and Insights (Canadian Coalition for Good Governance)
✓	Carbon Capture Utilization and Storage as Part of Net Zero Equation (Scotiabank Canada)
✓	Carbon Capture, Utilization and Storage Conference (Tudor, Pickering, & Holt Co.)
✓	Carbon Offsets, Making Nature Investable (Nature Conservancy of Canada)
✓	COP26: A Planet in the Balance (Willis Towers Watson)
✓	Critical Thinking for Equitable Energy (Switch Energy Alliance)
✓	Deloitte 360 Conference: Canada’s Energy Security and The Path To Decarbonization (Deloitte Canada)
✓	ESG Amid Pandemic, Electrification and Digitization (Scotiabank Canada)
✓	ESG Conference (Scotiabank Canada)

73

ADDITIONAL INFORMATION

Topic (Presenter)

Environmental, Social and Governance (Continued)

✓	ESG Series (Ernst & Young)
✓	ESG Update (Hugessen Consulting)
✓	Future of Work (Institute of Corporate Directors)
✓	Governing Through Regulatory Activism (National Association of Corporate Directors)
✓	How ESG and the Energy Transition Are Impacting Risk Management (Pilko & Associates)
✓	Hugessen Directors Round Table - Board Effectiveness in the Virtual World (Hugessen Consulting)
✓	Leak Detection presentation (AltaGas Ltd.)
✓	Oil Supercycle Debate - Christyan Malek & Farek Hamid (J.P. Morgan)
✓	Osler Annual 2021 Regulatory Seminar (Osler, Hoskin & Harcourt LLP)
✓	Permian Basin Perspectives (Podcast)
✓	Policy: Prairie Priorities per Prime Minister Special Representative (Canada West Foundation)
✓	Proxy Advisors: Their Role, Impact and Best Practices (Board Ready Women)
✓	Sustainability Series: ESG Integration (Scotiabank Canada)
✓	The Board’s Role In Social Impact Initiatives (Institute of Corporate Directors)
✓	The Politics of Carbon Pricing in Canada (SCOC decision) Panels 1 & 2 (Canada’s Ecofiscal Commission)
✓	TPH Directors Dinner: Governance Updates and Climate Science Updates (Tudor, Pickering, Holt & Co.)
✓	TSX60 2021 Proxy Season Review (Hugessen Consulting)
✓	Women in Energy – ESG Oversight (PwC Canada)

Human Resources and Compensation

✓	2021 Executive Compensation Briefing (Meridian Compensation Partners)
✓	2021: A New Executive Pay Landscape (Willis Towers Watson)
✓	Board Effectiveness Director Roundtable (Hugessen Consulting)
✓	Board Oversight of Racial & Ethnic Diversity, Equity & Inclusion (Russell Reynolds Associates & State Street Global Advisors)
✓	Board-Management Dynamics During Unprecedented Times (Institute of Corporate Directors)
✓	Building Empowerment Through a Racial and Gender Equity Lens (Bank of Montreal)
✓	Corporate Culture in Practice (Latham & Watkins LLP)
✓	Director Roundtable – Board Diversity (Alberta Securities Commission)
✓	Directors Roundtable: The long-term value of workforce wellbeing (KPMG LLP)
✓	Diversity, Equity & Inclusion - Nichelle Grant (Siemens USA)
✓	Elevating Board Performance – Refreshment and Succession Planning (Institute of Corporate Directors)
✓	Employee Stock Options: Canada (Parts 1 and 2) (Deloitte Canada & Hugessen Consulting)
✓	Employees Working From Anywhere, Everywhere, (Institute of Corporate Directors)
✓	Energy Transitions - How do we Power Humanity In The Future? by Brad Hayes (UBC Canadian Society for Unconventional Resources)
✓	Executive Compensation in 2022: Preparing for a smoother entry into the new year (Willis Towers Watson)
✓	HRCC- Executive Compensation: Key Learnings from the 2021 Proxy Season (Institute of Corporate Directors)
✓	Leadership Roundtable Series (Caldwell Partners)
✓	Managing without Authority (SkillGym )
✓	Missing Pieces – The Changing Landscape of Workforce Oversight (Agenda & Deloitte Canada)
✓	Organizational Health: A Common Thread for the Compensation Committee in 2022 (National Association of Corporate Directors)
✓	Tailoring Compensation to Support Business Transformation in Oil & Gas (National Association of Corporate Directors)
✓	The Board’s Role in Sustainable Leadership (Russell Reynolds Associates)
✓	The Future of Work in a Distributed Environment (Diligent Boardbooks)
✓	TSX 60 – 2021 Proxy Season Review: Compensation and ESG (Hugessen Consulting)
✓	Webcast on Inclusion and Diversity (KPMG LLP)
✓	Women Leading the World Through The Pandemic (Institute of Corporate Directors)
✓	Workforce Strategies: Considerations for Virtual, Hybrid, and In-person Employees (National Association of Corporate Directors)
✓	Workplace Emotional Health: Exploring Gender Differences (Optimum Talent Inc.)

Technical Sessions

✓	Acquisition integration (Enerplus)
✓	ESG related market update (Karen Clarke-Whistler)
✓	Operational and technical innovation (Enerplus)
✓	Well completion technology and performance (Enerplus)
✓	Williston Basin well inventory and benchmarking (Enerplus)

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ADDITIONAL INFORMATION

Schedule C: Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to oversee the management of Enerplus to ensure its long-term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board of Directors.

Composition

The Board shall be composed of a minimum of seven directors and a maximum of fifteen directors. Except as set out in the by-laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner. The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, if necessary.

Duties and Responsibilities

The Board is charged with the overall stewardship of Enerplus and provides oversight of the business of Enerplus and its management. The Board, in discharging its responsibilities, can do so directly or delegate such matters to a committee of the Board, as appropriate. The Board's responsibilities include:

1.            Management Selection, Retention and Succession

▪	Select, appoint and, if necessary, terminate the CEO

▪	Approve the appointment of the Chair of the Board as recommended by the Corporate Governance & Nominating Committee

▪	Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

▪	Review its charter annually and recommend changes to the Board when necessary

▪	Annually appoint directors to the following committees:

a)	The Audit & Risk Management Committee

b)	The Compensation & Human Resources Committee

c)	The Corporate Governance & Nominating Committee

d)	The Reserves, Safety & Social Responsibility Committee

and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board.

▪	At the Board's discretion, appoint other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

▪	Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

▪	Assess the performance of the CEO against corporate objectives approved by the Board

▪	Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

▪	Approve directors' compensation, as recommended by the Corporate Governance & Nominating Committee

▪	Hold an in-camera session of the independent members of the Board at every meeting

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ADDITIONAL INFORMATION

2.            Strategy

▪	Review and approve the corporate objectives proposed by the CEO

▪	Review, adopt and monitor the Company’s strategic planning process

▪	Monitor Enerplus’ performance in light of the Company’s approved strategic plan

▪	Adopt, annually, a strategic plan to maximize Shareholder value

3.            Corporate Ethics and Integrity

▪	Review and monitor Enerplus’ Code of Business Conduct and disclose any waivers of the Code for officers and directors

▪	Review and respond to potential conflict of interest situations

▪	Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

▪	Approve corporate policies and other corporate protocols and controls

▪	Approve the Company’s policy on public disclosure

▪	Review, annually, its mandate and amend as deemed necessary

4.            Financial Responsibilities

▪	Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

▪	Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

▪	Recommend to the Shareholders the appointment of Enerplus’ external auditors, as recommended by the Audit & Risk Management Committee

▪	Review and approve Enerplus’ operating budget

▪	Review, as deemed necessary, approval authorities of the CEO and senior management

▪	Approve financial commitments in excess of delegated approval authorities

▪	Review and approve any material acquisitions, divestments and corporate reorganizations

▪	Assess and approve any material securities offerings, financing or banking arrangements

Timetable

The Board’s work schedule is anticipated to be as attached but may be amended, from time to time, by the Chair of the Board.

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ADDITIONAL INFORMATION

	J	F	M	A	M	J	J	A	S	O	N	D
Approve Audited Financial Statements		✓
Approve Information Circular and Proxy			✓
Approve Annual Report		✓
Approve list of Directors for Re-election (including Board Chair)					✓
Approve Appointment of External Auditors		✓
Approve Audit Fees								✓
Receive Reports from Committee(s)		✓			✓			✓			✓
Receive Statements of Compliance for:
▪ Insurance Premium Payments								✓
▪ Code of Business Conduct		✓
▪ Employees Withholding Taxes and Deductions		✓
Review CEO Performance Assessment		✓
Approve the Annual Information Form		✓
Approve Interim Financial Statements					✓			✓			✓
Review Operations		✓			✓			✓			✓
Review Acquisitions and Divestments		✓			✓			✓			✓
Review the Business Development Overview					✓
Annual Field Visit(1)					✓
Attend Strategic Planning Session					✓
Distribute CEO Performance Assessment Questionnaire												✓
Discuss CEO Performance Ratings	✓
Approve Board Mandate and Committee Charters											✓
Approve Capital and Operating Budgets											✓
Receive Report on Strategic Planning Session											✓
Approve Annual Performance Bonus		✓
Conduct Board Effectiveness Survey & Assessment	✓
Review results of Board Effectiveness Survey & Assessment					✓
Hold an in-camera session of the independent members of the Board	At every meeting.

Note:

1.	The 2021 annual field visit was cancelled due to pandemic-related safety and travel restrictions.

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ADDITIONAL INFORMATION

Schedule D: Summary of Director Equity Plans

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual equity retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director's annual equity retainer that they elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last twenty trading days of the preceding calendar year. The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director’s termination date. If the director is a Canadian resident, the payment amount will be determined on either the director’s termination date or, at the director’s election, a date of the director’s choosing not later than December 1 of the calendar year following the year in which the director ceased to serve on the Board. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the valuation date.

The plan was amended in 2014 to align the treatment of dividends with other LTI plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the value of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, based on dividends earned on those DSUs during the month, on a compounding basis.

Director RSU Plan

Directors may elect to receive all or a portion of their equity retainer in Director RSUs issued under the Director RSU Plan. This plan is a phantom equity plan that settles underlying awards in cash and does not result in the issuance of treasury shares. Each Director RSU awarded entitles the holder to a cash payment equal to the value of one Common Share at the time of vesting. Director RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant. The value of each payment is calculated based on the number of Director RSUs vested at such date, including those obtained through the notional reinvestment of dividends, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the vesting date.

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ADDITIONAL INFORMATION

Schedule E: Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

	Jan	Feb	Aug	Nov
Non-Executive Compensation
▪ Approve annual staff salary increase budget	✓
▪ Review high level benchmark data analysis				✓
Executive Compensation
▪ Review and approve compensation peer group(s) and benchmark data			✓	✓
▪ Recommend to the Board the CEO’s salary treatment, bonus and annual LTI award	✓	✓
▪ Review and recommend to the Board proposed SVP and VP salary changes, bonuses and annual LTI awards	✓	✓
CEO Performance Evaluation
▪ Finalize format and content of evaluation	✓			✓
▪ Receive the CEO’s self-assessment (provided to the full Board)	✓			✓
▪ Review the Board’s feedback on CEO	✓
▪ Review for Board approval CEO personal goals for new year	✓	✓
Annual Bonus Administration (STIP)
▪ Confirm annual corporate objectives, performance metrics, and performance management process for the new year	✓
▪ Review forecast of the corporate performance score			✓	✓
▪ Review for Board approval of the annual corporate performance score and resulting aggregate bonus pool	✓
Equity Administration (LTI)
▪ Review current state of outstanding PSU performance multipliers				✓
▪ Confirm grant approach for the upcoming year				✓
▪ Review PSU performance multiplier for grant vested December 31	✓			✓
▪ Approve PSU performance peers and metrics	✓			✓
▪ Review and approve aggregate planned annual LTI awards	✓	✓
▪ Approve quarterly grant dates for the new year	✓
Director Compensation
▪ Review and recommend director compensation				✓
Human Resources Policies & Practices
▪ Oversee assessment of risk relating to compensation philosophy, policies and practices		✓
▪ Review Human Resources strategies and policies, including DE&I	✓	✓	✓	✓
▪ Review succession and development plans for all executives		✓	✓
ESG Material Issue – Culture
▪ Review and approve targets that advance the Culture Material Issue		✓
▪ Monitor performance of the “culture journey” against the stated targets	✓		✓	✓
Information Circular
▪ Review outreach, institutional advisor reports and any other compensation governance trends	✓	✓	✓	✓
▪ Review draft Compensation Discussion & Analysis section of the circular	✓	✓
Committee Charter and Work Plan
▪ Review, and revise as necessary, the Committee’s charter and work plan				✓

The Committee’s charter is available on Enerplus’ website at www.enerplus.com.

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ADDITIONAL INFORMATION

Schedule F: Summary of the Share Award Incentive Plan

Background

The Share Award Incentive Plan ("Plan”) was approved by Shareholders and implemented in February 2014 to replace Enerplus' previous LTI plans. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards to its executives or employees under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting. RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting. PSU awards vest in their entirety at the end of a three-year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus' treasury. On or prior to the payout date, if determined by Enerplus, in its sole discretion prior to the relevant payment date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under their Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five- or twenty-day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date, for RSUs and PSUs, respectively.

RSU

The value of payment is calculated based on the number of vesting RSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares.

PSU

The value of payment is calculated based on the number of vesting PSUs, including those obtained through the notional reinvestment of dividends, multiplied by the fair market value of the Common Shares multiplied by the performance multiplier (“Multiplier”).

The Multiplier ranges from 0.0X to 2.0X and is determined based on Enerplus’ relative TSR over the performance period as compared to a group of industry peers (“Performance Group”). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period. The following shows the organizations selected by the Board to form the performance peer groups for each of the 2019, 2020 and 2021 PSU awards. The Board selected these organizations based on comparability of market capitalization, assets, and/or geography of operations. The performance multiplier calculation will contemplate performance relative to peers from each country separately. The results are then combined using a simple average to calculate the final performance multiplier.

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ADDITIONAL INFORMATION

	Performance Group				Performance Group
Canadian Comparators	2019	2020	2021	U.S. Comparators	2019	2020	2021
Advantage Oil & Gas Ltd.	✓	✓	✓	Antero Resources Corporation	✓	✓	✓
ARC Resources Ltd.	✓	✓	✓	Bonanza Creek Energy, Inc.	✓	✓	✓
Baytex Energy Corp.	✓	✓	✓	Cabot Oil & Gas Corporation	✓	✓	✓
Birchcliff Energy Ltd.	✓	✓	✓	Callon Petroleum Company	✓	✓	✓
Bonavista Energy Corporation	✓			Carrizo Oil & Gas, Inc.	✓
Cardinal Energy Ltd.	✓	✓		Centennial Resource Development Inc.	✓	✓	✓
Crescent Point Energy Corp.	✓	✓	✓	Chesapeake Energy Corporation	✓	✓
Encana Corporation	✓			Cimarex Energy Co.	✓	✓	✓
Kelt Exploration Ltd.	✓	✓	✓	Continental Resources, Inc.			✓
NuVista Energy Ltd.	✓	✓	✓	Denbury Inc.			✓
Obsidian Energy Ltd.	✓			Devon Energy Corporation		✓	✓
Paramount Resources Ltd.	✓	✓	✓	Diamondback Energy Inc.			✓
Pengrowth Energy Corporation	✓			EQT Corporation	✓	✓	✓
Peyto Exploration & Development Corp.	✓	✓	✓	Extraction Oil & Gas Inc.	✓	✓
Seven Generations Energy Ltd.	✓	✓	✓	Gulfport Energy Corporation
Spartan Delta Corp.			✓	Halcon Resources Corporation	✓
Storm Resources Ltd.			✓	HighPoint Resources Corp.	✓	✓
Surge Energy Inc.	✓	✓	✓	Jagged Peak Energy LLC	✓
Tamarack Valley Energy Ltd.	✓	✓	✓	Laredo Petroleum, Inc.	✓	✓	✓
TORC Oil & Gas Ltd.	✓	✓	✓	Magnolia Oil & Gas Corporation			✓
Tourmaline Oil Corp.	✓	✓	✓	Marathon Petroleum Corp			✓
Vermilion Energy Inc.	✓	✓	✓	Matador Resources Company	✓	✓	✓
Whitecap Resources Inc.	✓	✓	✓	Newfield Exploration Company	✓
				Northern Oil & Gas, Inc.			✓
				Oasis Petroleum Inc.	✓	✓	✓
				Ovintiv Inc.		✓	✓
				Parsley Energy Inc.	✓	✓	✓
				PDC Energy, Inc.	✓	✓	✓
				QEP Resources, Inc.	✓	✓	✓
				Range Resources Corporation	✓	✓	✓
				Resolute Energy Corporation	✓
				SM Energy Company	✓	✓	✓
				Southwestern Energy Company	✓	✓	✓
				SRC Energy Inc.	✓
				Whiting Petroleum Corporation	✓	✓	✓
				Wildhorse Resource Development Corporation	✓
				WPX Energy, Inc.	✓	✓	✓

Any peer organization that trades for a minimum of 12 of the 36 months in the vesting period is included in the relative performance evaluation.

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ADDITIONAL INFORMATION

For PSU awards granted in 2021 and 2022, the plan incorporates a second performance metric that caps the Multiplier at 1.0X if Enerplus’ absolute TSR over the vesting period is negative. For PSU awards granted after 2022, the Board may determine, at the time of grant of such PSU awards, the method of calculation of the Multiplier to be applicable to such PSU awards. This method will be based on TSR relative to the Performance Group plus any other metric(s) that the Board determines are appropriate at the time of grant.

The Common Share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group is based on the final 20 trading days prior to the commencement of the performance period. As such, the starting Common Share price for a PSU award aligns with the ending Common Share price of the vesting PSU.

Pool (Shareholder Approved Treasury Reserve)

The Plan currently provides that the number of Common Shares reserved for issuance from Enerplus’ treasury pursuant to the Plan shall not exceed 4.5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A "Security-Based Compensation Arrangement" generally means any plan under which Common Shares can be issued from Enerplus' treasury.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 4.5% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of available Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 4.5% limit described above.

The 4.5% limit is an evergreen provision whereby, following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan, up to the 4.5% maximum limit. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

The aggregate number of Share Awards granted to any individual under the Plan or any other Security-Based Compensation Arrangement of Enerplus shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). In addition, the number of Common Shares issued within a one-year period and issuable at any time to insiders of Enerplus as a whole under the Plan or any other Security-Based Compensation Arrangement of Enerplus, shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

As of December 31, 2021, an aggregate of 6,038,826 Share Awards (3,058,102 PSUs and 2,980,725 RSUs) were issued and outstanding, representing 2.5% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs). See “Payout” above for the description of Multipliers.

As of December 31, 2021, an aggregate of 4,934,531 Common Shares were available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan, representing 2.0% of the issued and outstanding Common Shares. See Schedule G, Note 2 for additional information.

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ADDITIONAL INFORMATION

The aggregate potential dilution of all issued and outstanding Share Awards authorized for issuance under the Share Award Incentive Plan is currently 4.5% of the total issued and outstanding Common Shares from time-to-time. The burn rate (“Burn Rate”) shows how rapidly a company is using its shares reserved for equity compensation plans. The Burn Rate is calculated by dividing the number of Share Awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Common Shares in the same year. The following table summarizes the Company’s three-year annual and average Burn Rate in respect of the Share Award Incentive Plan.

Year	Share Awards Granted[1] (#)	Issued and Outstanding Common Shares at December 31 (#)	Burn Rate
2021	4,228,642	244,052,379	1.7%
2020	2,194,964	222,547,600	1.0%
2019	1,633,274	221,743,701	0.7%
Average Three-Year Burn Rate:			1.2%

Note:

1.	Share Awards granted in the year noted. Does not reflect any cancellations.

Termination Provisions

The table below summarizes the treatment of outstanding Share Awards under the terms of the Share Award Incentive Plan upon the termination of a holder’s employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder’s grant agreement or executive agreement.

Termination Type
Change of Control and Termination either (i) by Enerplus without Just Cause, or (ii) by the Holder For Good Reason	All outstanding Share Awards shall vest (and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the termination) and payment shall be made in cash within 31 days of the termination date, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the termination date and based on the fair market value of the Common Shares at such time.
Death	All outstanding Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the date of the holder's death and based on the fair market value of the Common Shares at such time.
Retirement or Disability	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except, in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three-year vesting period completed prior to the date of retirement.
All Other Termination (including (i) Resignation, (ii) by Enerplus For Just Cause, and (iii) by Enerplus Without Just Cause)

Unless otherwise specified in an executive employment agreement, Share Awards are forfeited and cancelled on the termination date.

(Note that pursuant to Enerplus’ executive employment agreements, if an executive officer’s employment with Enerplus is terminated without Just Cause, the vesting and payment of Share Awards will be accelerated, either in whole or in part depending on the executive officer, pursuant to the terms of their executive employment agreement.)

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ADDITIONAL INFORMATION

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the Shareholders receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the outstanding Share Awards will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the Share Awards held by each grantee, (ii) the dividends paid on the Common Shares (as replaced by the Replacement Securities) during the applicable performance period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the applicable performance period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Share Awards shall become fully vested and paid out on the basis of Enerplus' share performance up to the date of the Transaction and based on the fair market value of the Common Shares at such time.

The Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Share Awards in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting the Common Shares that does not constitute a Transaction.

Other Terms

▪	The Plan provides that the Board may, in its sole judgement, amend or modify the terms and conditions regarding any grant of Share Awards including, without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

▪	The Board may, at any time, without the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

(a)	increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan

(b)	expand the categories of individuals who are eligible to participate in the Plan

(c)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan

(d)	remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under "Pool (Shareholder Approved Treasury Reserve)", above

(e)	permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes

(f)	amend the amendment provisions of the Plan

unless the change to the Plan or a Share Award results from the application of the adjustment or anti-dilution provisions of the Plan.

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ADDITIONAL INFORMATION

Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

▪	A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder's death

▪	The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

▪	Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

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ADDITIONAL INFORMATION

Schedule G: Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2021, the number of Common Shares which were authorized for issuance with respect to the Share Award Incentive Plan, being the only compensation plan of Enerplus under which securities may be issued from treasury. A description of this plan is set out under Schedule F of this "Additional Information" section.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by Shareholders	6,038,826	n/a	4,934,531
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	6,038,826	n/a	4,934,531

Note:

1.	Includes PSUs and RSUs outstanding under the Share Award Incentive Plan.

2.	Represents Common Shares available for issuance for future grants of RSUs and PSUs under the Share Award Incentive Plan. The number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding.

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Enerplus Corporation

Calgary Office

Suite 3000, 333 - 7th Avenue S.W.

Calgary, AB T2P 2Z1

Telephone: 1-403-298-2200

Fax: 1-403-298-2211

Denver Office

Suite 2200, 950 – 17th Street

Denver, CO 80202-2805

Telephone: 1-720-279-5500

Fax: 1-720-279-5550

Toll Free Telephone: 1-800-319-6462

www.enerplus.com

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